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03022616

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bacardi Limited

*CURRENT ADDRESS


PROCESSED
JUN 19 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4992 FISCAL YEAR 3-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03



BACARDI LIMITED
2003 ANNUAL REPORT
82-4992
ARIS
3-31-03
03 JUN -4 ... 7:21
Celestial Meridian
14h
10h
Celestial Equator
M82 (Cigar Galaxy)
M81 (Bode's Galaxy)
Alioth 1.75
Dubhe 1.78
Phecda 2.40
Merak 2.31
Ψ UMa 3.00
Capella 0.06
Almaaz 3.00
Menkalinan 1.87
M38
M36
M37
θ Aur 2.62
Elnath 1.62
γ Per 2.90
Mirfak 1.7
δ Per 3.00
M35
Tejat Posterior 2.84
Alhena 1.90
Ras Elased Australis 2.96
Zosma 2.53
Algieba 2.00
M44 (Beehive Cluster)
Bellatrix
M65 (Leo Triplet 1)
M66 (Leo Triplet 2)
M67
Gomeisa 2.87
M96
M95
Regulus 1.34
Procyon 0.37
Saiph
M50
M48
Alphard 1.96
Sirius
M46
M47
M41
CMa 3.00
M93
Wesen 1.81
ρ Pup 2.81
Adhara 1.50
Aludra 2.43



An Enduring Legacy of Commitment

In Nature, change is the only constant. The stars move through the heavens, but retain their identity as they change their aspects in the sky. Rivers evolve and may change course, but they are always the same rivers. At Bacardi Limited, we have learned the necessity of embracing change in the daily operations of the Company. This understanding of change is our strength, grounded on the firm foundation of an identity that is distinctly Bacardi Limited.

Bacardi is companies... Bacardi has witnessed much change since inception on February 4th 1862. The old headquarters on Marina Baja Street weathered political instability and natural disasters. Founder Don Facundo Bacardí Massó learned, and passed on to successive generations, that change, measured and carefully weighed, is essential for success and survival.

In the late 1950s, political change forced the Company to relocate its trademarks and proprietary formulas to the Bahamas. Operating as five independent companies for much of the latter half of the 20th century, the Company was united in the early 1990s and renamed Bacardi Limited.



Original Headquarters of Compañía Ron BACARDI S.A. in Santiago de Cuba from 1862 to 1960.

Shortly thereafter, Bacardi Limited doubled its size with the purchase of the Martini & Rossi Group and became the largest privately held spirits company in the world. With its headquarters in Bermuda, the Company now directs operations with more than 100 companies located in more than 50 countries. **Embracing change fuels GROWTH.**

Bacardi is brands... The Company continually strives to augment its much-loved products. Starting in 1862, Don Facundo Bacardí Massó launched his smooth and light-bodied rums. Sixty-five years later, the Company diversified with the introduction of HATUEY beer, which by 1960 was the number one brand of beer in Cuba.

The Company has continued to develop and acquire new brands. Acquisitions have added category leading brands to our portfolio, such as MARTINI vermouth, DEWAR'S Scotch whisky, BOMBAY SAPPHIRE gin, and CAZADORES tequila. The Company's long tradition of creativity and competitive spirit of excellence has fueled the development of products such as BACARDI BREEZERS, BACARDI LIMÓN, MARTINI PROSECCO, and DEWAR'S 12 Special Reserve. The Company today has a portfolio of more than 250 brands and labels spanning a wide variety of spirits categories. **Desire to build portfolio fuels CREATIVITY.**

Bacardi is family spirit... Family spirit has motivated the Company to create a new spiritual home for the BACARDI brand. The Casa BACARDI Visitor Center in Puerto Rico is the newest of nine visitor facilities that the Company now operates. These facilities welcome almost one million visitors each year and provide our consumers with an educational and entertaining interaction with our brands.

As custodians of these facilities, it is our obligation to preserve and showcase the craftsmanship and quality that are Bacardi hallmarks. Our indomitable family spirit comes from pride in our accomplishments, attention to quality, and our desire to grow. **Attention to QUALITY shapes pride in family spirit.**

QUALITY, CREATIVITY, and GROWTH are the pillars that strengthen the identity of Bacardi Limited.

In this year's Annual Report, we commit to embracing change, and in doing so to strengthen the foundation of Bacardi Limited. An enduring legacy of commitment to quality, creativity, and growth.



Bacardi is companies...



Growth is the process of increasing in size from a simple form into a more complex form. Commencing with the purchase of the Martini & Rossi Group, the Company has more than doubled its size. New acquisitions have propelled the Company to one of the top four premium spirits companies in world. The following map highlights the growth of Bacardi, from a single entity in



"Bacardi Limited surpassed $3 billion sales, the highest in our history."

Ruben Rodriguez
Chairman and Chief Executive Officer

Martini & Rossi S.p.A.
Pessione, Italy

Bacardi & Company Limited
Nassau, Bahamas

Bacardi-Martini Limited
Southampton, Great Britain

Bacardi Corporation
Cataño, Puerto Rico

Bacardi España, S.A.
Mollet, Spain

Bénédictine S.A.S.
Fécamp, France

Bacardi U.S.A., Inc.
Miami, U.S.A.

Bacardi-Martini Chile, S.A.
Santiago, Chile

Shanghai Dragon Bat Wines & Spirits Ltd.
Shanghai, People's Republic of China

Bacardi GmbH
Buxtehude, Germany

Bacardi y Compañia, S.A. de C.V.
Tultitlán, Mexico

Bacardi Canada Inc.
Brampton, Canada

Bacardi-Martini do Brasil Ind. E Com. Ltda.
São Bernardo do Campo, Brazil

Coatbridge, Keith, Cragellachie, Cawdor, Banff
Glasgow
Gouda
London
Southampton
Marseillan
Santa Colomba
Castanheira do Ribatejo
Barcelona
Malaga
Turin
Santo Stefano
Pessione
Oslo
Helsinki
Copenhagen
Hamburg
Buxtehude
Moscow
Warsaw
Vienna
Budapest
Istanbul
Athens
Monrovia
Cape Town
Port Louis
New Delhi
Bangalore
Hong Kong
Shanghai
Seoul
Tokyo
Manila
Singapore
Brampton
Washington D.C.
Hamilton
Jacksonville
Miami
Nassau
Mexico City/Tultitlán
Izúcar de Matamoros
Guadalajara/Arandas
Guatemala City
Santo Domingo
Cataño
San José
Panama
Caracas
Quito
Santiago
São Bernardo do Campo
Garibaldi
Montevideo
Buenos Aires

PORTS OF CALL FROM THE BAHAMAS FOR THE JO SPIRIT

COMPANY	2003 HIGHLIGHTS
EUROPE	
Bacardi GmbH	New high-speed carbonated bottling line with capacity of 60,000 bottles per hour and 240 million bottles per year
Bacardi Hellas	Appointed distributor for STOLICHNAYA vodka in Greece.
Bacardi-Martini G.M.B.H.	Elected to 100 Most Dynamic Austrian Companies listing.
Bacardi-Martini Limited	Negotiated cost sharing agreement with Brown Forman.
Bacardi-Martini Nederland N.V.	Celebrated 50 years of MARTINI in the Netherlands.
NORTH AMERICA	
Bacardi & Company Limited	Completed expansion and renovation of bulk rum terminal facility for importation of re-distillate from Trinidad, and export of our bulk rums to Europe.
Bacardi Bottling Corporation	Completed the installation of two new high-speed bottling lines. Developed capability to produce products requiring pasteurization.
Bacardi Caribbean Corporation	Introduced BACARDI SILVER.
Bacardi U.S.A., Inc.	Filled key portfolio gaps through acquisition and new product development - TÚRI vodka and CICLÓN rum
Bacardi Canada, Inc.	Introduced CICLÓN, BACARDI O, and BACARDI SILVER.

COMPANY	2003 HIGHLIGHTS
LATIN AMERICA	
Bacardi Centroamerica, S.A	Introduced BACARDI 8 Year Old, BACARDI Reserva, and BACARDI CUBA LIBRE in select markets.
Bacardi Latinoamerica, S.A	Introduced DEWAR'S WHITE LABEL and BOMBAY SAPPHIRE in Colombia and DEWAR'S Special Reserve in Peru. Appointed Distributor for DEWAR'S WHITE LABEL in Ecuador.
Bacardi Venezuela, C.A.	Became DEWAR'S WHITE LABEL importer. Introduced DEWAR'S Special Reserve.
Bacardi y Compañia, S.A. de C.V.	Installed a new filling line for low proof in the Tultitlán plant with a capacity of 650 bottles per minute.
Bacardi-Martini Argentina, S.A.	Launched locally produced CASTILLO rum. BACARDI rum rated again as number one brand of the year by the leading trade industry magazine based on marketing and promotions.
Bacardi-Martini do Brasil Ind. E Com. Ltda.	Won international wine contest awards for BARON DE LANTIER and DE GREVILLE. Established new distribution alliances with GALLO and CONCHA Y TORO wines.
ASIA PACIFIC	
Bacardi (Shanghai) Ltd.	National rollout of BACARDI BREEZERS produced in Company's own facility.
Bacardi-Martini India Limited	Production agreement with Geminin Goa for launch of BACARDI BREEZERS.
Caldbeck-MacGregor (Thailand) Ltd.	Became the 3rd largest distributor in the market.
e.s. Japan ltd	Concluded a distribution alliance with Camus s.a.
Quality Brands International (Aus) Pty Ltd	Commenced local production of BACARDI BREEZERS. Awarded ALMA award for the best spirits marketing for the BACARDI brands.



OFFICERS OF BACARDI LIMITED

Ruben Rodriguez[1]	President and Chief Executive Officer
Ralph Morera[1]	Senior Vice President — Finance and Chief Financial Officer
Michel Recalt[1]	Senior Vice President — Marketing and Corporate Development
Guillermo E. Garcia-Lay[1]	Senior Vice President — Operations and Quality Control
Simon Gould[1]	Senior Vice President — Human Resources
Francisco Carrera-Justiz	Vice President
Ronald W. Stan	Vice President — Information Services
Atul Vora	Assistant Vice President - Finance
Eloy A. Castroverde	Treasurer
Barbara E. Johnson	Secretary
Gail A. Butterworth	Assistant Secretary and Director of Shareholder Relations

REGIONAL PRESIDENTS, REGIONAL DIRECTORS, AND OTHER SENIOR EXECUTIVES

Angel Fernandez[1]	Regional Director - Central/South America
Javier Ferrán[1]	Regional President - European Region
Giorgio Ferrero[1]	President - Bacardi International Limited
Robert Furniss-Roe[1]	Regional Director - Asia Pacific Region
Alfredo Piedra	President - Bacardi Global Brands, Inc.
Eduardo M. Sardiña[1]	Regional President - North American Region

GENERAL MANAGERS AND COUNTRY MANAGERS

Timothy Altaffer	Brazil	Bacardi-Martini do Brasil Ind. E Com. Ltda., São Bernardo Do Campo
		Casa Vinicola De Lantier, Garibaldi
Angelo Angelis	Greece	Bacardi Hellas, Athens
Luis Bach	French and Scottish Companies	Bacardi France S.A.S., St. Ouen, France
		Aberfeldy Distillery, Aberfeldy, Scotland
		Coatbridge Distillery, Coatbridge, Scotland
		Aultmore Distillery, Keith, Scotland
		Royal Brackla Distillery, Cawdor, Scotland
		Craigellachie Distillery, Craigellachie, Scotland
		MacDuff Distilleries Limited, Banff, Scotland
John Beard	E. Europe, South Africa & Ireland	Bacardi Martini Ireland, Dublin, Ireland
		Bacardi South Africa (Pty) (Ltd), Cape Town, South Africa
Paul Beggan	Canada	Bacardi Canada Inc., Brampton
Francisco Carrera-Justiz	Bahamas	Bacardi & Company Limited, Nassau
		Bacardi Martini Product Development, Inc., Jacksonville, U.S.A.
Jose Castellvi	Dominican Republic	Bacardi Dominicana S.A., Santo Domingo
Alberto Cortese	Poland	Bacardi-Martini Polska Sp.z o.o., Warsaw
Bruno Cuchet	Hong Kong, Korea, Taiwan	Bacardi-Martini Asia Pacific Limited - Liaison Office, Seoul
Stella David	Great Britain	Bacardi-Martini Limited, Southampton
Francis Debeuckelaere	Belgium	S.A. Bacardi-Martini Belgium N.V., Brussels
Mark de Witte	Netherlands	Bacardi-Martini Nederland N.V., Gouda
Ignacio del Valle	Central America	Marcas Mundiales Guatemala, Guatemala City
		Bacardi Centroamerica, S.A., Panama City
		BACASA Costa Rica S.A., San José
Mario del Valle	Argentina, Uruguay, Paraguay	Bacardi-Martini Uruguay S.A., Montevideo
		Bacardi-Martini Argentina, S.A., Buenos Aires
Gianfranco Ferralis	Chile	Bacardi-Martini Chile, S.A., Santiago
Shigeo Fukuda	Japan	c.s. Japan ltd, Tokyo
Peter Heilbron	Italy	Martini & Rossi S.p.A., Turin, Pessione, and Santo Stefano
Sylvie Hénon	French Domestic	Bacardi-Martini France, St. Ouen
Jayant Kapur	India	Bacardi-Martini India Limited, Nanjangud and New Delhi
		Whytehall India Ltd., Rampur
Dr. Peter Kefer	Austria	Bacardi-Martini G.M.B.H., Vienna
Pal Korafeld	Hungary	Bacardi -Martini Hungary Kft, Budapest
Ramón Lacueva Llop	Andorra	Bacardi-Martini S.A., Santa Colomba
Mahesh Madhavan	Thailand	Caldbeck MacGregor (Thailand) Ltd.
Gerard Mathias	French Production	Bacardi-Martini Production, St. Ouen
		Château de Cognac S.A., Cognac
		S.A.S. des Etablissements Noilly Prat, Marseillan
		Bénédictine S.A.S., Fécamp
Drew Nuland	China	Bacardi (Shanghai) Ltd., Shanghai
		Shanghai Dragon Bat Wines & Spirits Ltd., Shanghai
Abel Nunes	Portugal	Bacardi-Martini Portugal, Lda., Castanheira do Ribatejo
Joachim H. Peycke	Germany	Bacardi GmbH, Hamburg and Buxtehude
Carlo Radicati	Russia	Bacardi-Martini Russia, Moscow
Oscar Rodriguez	Colombia, Ecuador, Peru, Venezuela	Bacardi Venezuela, C.A.
Jean Pierre Rouxel	Turkey	Bacardi Turkey, Istanbul
Manuel Rubiralta Diaz	Mexico	Bacardi y Compañía, S.A. de C.V., Tultitlán and Izúcar de Matamorros
		Cia. Vinicola del Vergel, Naucalpan De Juarez
		Tequila Cazadores, D DE RL DE CV, Arandas and Guadalajara
Rodolfo Ruiz	United States of America	Bacardi U.S.A., Inc., Miami
Javier Serra Torres	Spain	Bacardi España, S.A., Mollet and Malaga
Ferdinando Talarico	Switzerland	Bacardi-Martini (Suisse) S.A.R.L., Meyrin
Kjeld Thomsen	Nordic Countries	Bacardi-Martini Danmark A/S, Ballerup / Copenhagen
		Bacardi-Martini Norge A/S, Oslo, Norway
		Bacardi-Martini Finland, Helsinki, Finland
Singeng Tong	New Zealand, Philippines	Jardine Caldbeck Philippines Inc., Manila
Angel Torres	Puerto Rico	Bacardi Caribbean Corporation, Cataño
		Bacardi Corporation, Cataño
Julian Williams	Australia	Quality Brands International (Aus) Pty Ltd., Sydney

[1] Executive Committee

Companies refer to those entities that are both the direct and/or indirect responsibility of the aforementioned executive. Bacardi Limited has more than 100 companies in more than 60 countries. A selection is represented here.



BACARDI LIMITED

RUBEN RODRIGUEZ
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dear Shareholders:

Bacardi Limited surpassed $3 billion sales, the highest in our history – mainly due to a strong Euro currency, introduction of new products, and volume growth in the ready-to-drink area such as BACARDI BREEZERS, BACARDI RIGO, and ERISTOFF low proof. The core brands were led by double digit volume growth in BOMBAY gin while BACARDI rum was flat (mainly due to Spain and Mexico), MARTINI vermouth was slightly down (mainly due to Spain and Brazil) and DEWAR'S Scotch whisky was down 5% due to Venezuela and Spain. This sales mix produced lower profits as we sold more products of lower margins.

Proforma net earnings were $390 million as compared to $456 million in the previous year (excluding the Mexican tax refund received last year and the write down of the value of the investment in Argentina in Fiscal Year 2002, the adjustment for the non-amortization of intangible assets, and the revaluation of the BMRH Founders' common shares in compliance with Canadian GAAP).

Dividends are determined based on net earnings as defined in the Bye-Laws. As a result, the Board of Directors has increased the annual dividend rate payable on Bacardi Limited common shares from $6.40 to $6.56 per share.

The decline from last year's record performance was mainly due to: a) the surprising 61% increase in excise taxes in the United Kingdom that significantly affected the ready-to-drink category; b) the shift of ready-to-drink volume growth from the historically high margin United Kingdom market to lower margin markets in continental Europe and emerging markets; c) the collapse of the Venezuela market due to the political, social, and economic crisis in that country; d) high advertising investments behind new product launches coupled with the higher promotional investments required to compete in a trade environment that is consolidating; e) the world economic slowdown felt in our key markets; and f) implementation of the Canadian GAAP requirements relative to the accounting of financial instruments.

On March 19, 2003, the Company redeemed $110 million of the BMRH Founders' common shares issued at the time of the Martini & Rossi acquisition. This redemption resulted from the partial exercise of a put right at ten times statutory 2002 earnings by the BMRH Founders' common shareholders in accordance with the original agreement at the time of acquisition.

Effective April 1, 2002 (i.e. for Fiscal Year 2003) the Company was required to follow the new provisions of the Canadian Institute of Chartered Accountants (CICA) standard on Financial Instruments. This standard requires that all financial instruments, or its component parts, be recorded as a liability or equity depending on the substance of the instrument rather than its stated legal form. In Fiscal Year 2003, the provisions of this standard require retroactive application and thus affected previously reported amounts when these are presented as comparative financial statements.

The provisions of the BMRH Founders' common shares require that these shares be classified as a liability and recorded at the redemption price until such time as the put right expires or is exercised and settled. Due to the retroactive adoption, comparative consolidated financial statements must be recast as if this accounting treatment was in effect from the original issuance of these shares. The effect of the adoption of this standard in Fiscal Year 2003 as it relates to the BMRH Founders' common shares for the Fiscal Year 2002 comparative amounts is as follows: net earnings reduced by $62.0 million; current liabilities increased by $265.6 million; and, shareholders' equity decreased by $265.6 million. The impact of this new standard on the Company's Fiscal Year 2003 results is an increase in net earnings of $15.6 million as the value of the "put" is lower in Fiscal 2003 than in Fiscal 2002.

Strategy

We extended our distribution relationship with Brown Forman into the United Kingdom, the largest market outside the United States for Brown Forman, the Netherlands and Mexico markets. A new joint venture alliance was signed in Australia with Lion Nathan Australia to focus on distribution and to strengthen the Company's market presence. We also established new distribution alliances with excellent brands in other countries such as BUDWEISER beer in Brazil and Dominican Republic, GALLO and CONCHA Y TORO wines in Brazil. Futhermore, we completed the acquisition of CAZADORES tequila in Mexico, filling an important gap in our portfolio. Nine months after the acquisition, we have been able to increase efficiencies and yields, reducing overall production costs at the Arandas, Jalisco plant. In addition,

65 PITT'S BAY ROAD, P.O. BOX HM 720, HAMILTON HM CX, BERMUDA
TELEPHONE: (441) 298-1021 TELEFAX: (441) 295-4731 E-MAIL: rrodriguez@bacardi.com

our sales of CAZADORES tequila in the United States have initially exceeded our expectations. We also continued to monitor our competitive position around the world and continued to invest in Research and Development for new products, to look for opportunities for new alliances or acquisitions that fit our portfolio, and to add shareholder value.

This year the Company also ceased to amortize goodwill and intangible assets resulting from acquisitions in accordance with Canadian Generally Accepted Accounting Principles. However, the Company every year demonstrates with historical support and future projections that the value of these unamortized assets is not impaired.

Commitment

Our Board of Directors was honored as Bacardi Limited was one of the companies selected by the President of Mexico, the Honorable Vicente Fox Quesada, for a private visit at the Presidential Residence in Mexico for a lunch and discussion on our Company's issues in Mexico as well as other industry problems in that country. The Board took advantage of this visit to tour our newly acquired, state-of-the-art facilities of CAZADORES tequila. During the year the Board also visited the production facilities in two key markets, Tradall S.A. in Switzerland and Martini & Rossi S.p.A. in Italy.

Governance

This fiscal year the Board of Directors took various steps aimed at future improvements in the governance of the Company. Specifically, the separation of the roles and functions of Chairman of the Board and Chief Executive Officer and the implementation of a detailed process for the selection of candidates for possible nomination as independent Directors of the Company.

Bye-Law Amendments

At a special shareholders meeting held in Bermuda on May 6, 2003, proposed Bye-Law amendments were approved by the affirmative vote of more than two-thirds of all outstanding shares, as tabulated by our independent auditors, PricewaterhouseCoopers. Among these amendments was the creation but not the issuance of two classes of Bacardi Limited common shares and other governance issues. The issuance of the additional newly authorized shares (for a public or private transaction) would require a second affirmative vote by two-thirds of all outstanding shares.

Retirement

After more than 15 years of service to the Company and having passed the Company's mandatory retirement age, I will be retiring from the Company upon completion of the transition period currently in place. In line with the standards of governance that the Company is aiming for, a very thorough succession plan was completed. This process culminated with the unanimous selection of Javier Ferrán, Regional President of Europe, as the new Chief Executive Officer for the Company. I have known Javier for over 15 years and have had the pleasure and privilege of working closely with him all of these years. By placing the reins of the Company in the experienced and capable hands of Javier Ferrán, Bacardi Limited should look forward to many years of success as Javier is recognized in the industry as among the very best.

During the year we mourned the passing of Juan Alvarez-Guerra who was a director for many years. Our condolences to his family.

I wish to thank all the shareholders, the members of the Board of Directors, our employees, business partners, suppliers and customers for the continued support, friendship and encouragement that I have received over the years.

Bacardi Limited is a unique company, and will continue to be strengthened by the tradition of commitment to quality, creativity, and growth upheld by its people for almost a century and a half.



Ruben Rodriguez
Chairman and Chief Executive Officer

FISCAL YEAR 2003 - SUMMARY OF FINANCIAL PERFORMANCE
(Expressed in Thousands of U.S. Dollars)

	Actual Fiscal March 31, 2002	Actual Fiscal March 31, 2003	Actual Excluding Non-Comparable Items and Special Items Fiscal March 31, 2002	Actual Excluding Non-Comparable Items Fiscal March 31, 2003	Constant Dollar Excluding Non-Comparable Items Fiscal March 31, 2003
Sales	2,861,097	3,083,112	2,751,989	3,083,112	[illegible]
Gross Profit	1,898,552	1,885,366	1,769,444	1,885,366	[illegible]
Earnings from Operations	734,270	590,139	656,174	590,139	[illegible]
Net Earnings	382,173	405,491	**297,804**	**405,491**	**394,990**
Non-Comparable Items:					
Amortization of Intangibles			**96,455**		
BMRH Founders' Common Shares Liability Revaluation			**62,002**	**(15,564)**	**(15,564)**
Net Earnings - Adjusted			456,261	389,927	[illegible]

SALES OF GROUP BRANDS BY YEAR
Thousands of 9 litre cases (Excludes Agency Brands)


FISCAL 1999
58.600
FISCAL 2000
65.963
FISCAL 2001
68.286
FISCAL 2002
73.588
FISCAL 2003
80.742

FISCAL YEAR 2003 - SALES OF GROUP BRANDS BY CATEGORY
Thousands of 9 litre cases (Excludes Agency Brands)

HIGH PROOF (40%) 32,205
MID PROOF (24%) 19,728
READY-TO-DRINK (36%) 28,809





Headquarters for Bacardi Limited in Bermuda

Bacardi is brands...



Creativity is characterized by originality and imagination. Creativity has played an important role, along with acquisitions, in growing the brand portfolio of the Company. Bacardi Limited has been transformed from a one-brand company into an important player in the spirits industry within many segments. The following chart demonstrates the extent and diversity of the Bacardi portfolio.



Bacardi Limited's Brand Portfolio consists of over 250 brands and labels. Just a small selection is represented here.
The approximate relative size of the categories and segments represented here is based on Gross Margins as at December 31, 2002.



Mid Proof
- Grape
  - Vermouth: MARTINI Bianco, MARTINI Rosso, MARTINI Dry, MARTINI Rosé, MARTINI D'ORO, NOILLY PRAT, ST. RAPHAËL, TORINI
  - Sparkling Wine: MARTINI Asti, MARTINI Riesling, MARTINI PROSECCO Frizzante, MARTINI Brut, MARTINI PROSECCO, GRANDI AUGURI, MAGICI ISTANTI, CHARLES VOLNER, C. DUVALIER WINES, VEUVE AMIOT, DE GREVILLE, BREEZER TWIST
- Other Mid Proof: MARTINI Fiero

High Proof
- Grain
  - Whisky: DEWAR'S WHITE LABEL, DEWAR'S 12 Year Old, DEWAR'S ANCESTOR, WILLIAM LAWSON'S FINEST BLENDED, WILLIAM LAWSON'S Scotch Gold, GLEN DEVERON 10 Year Old, TILERS/MONARCH/ALLMARK
  - Gin: BOMBAY SAPPHIRE, BOMBAY, BOSFORD
  - Vodka: ERISTOFF Red, ERISTOFF Black, ERISTOFF, TURI
- Other High Proof: DUVAL Liqueurs, PEPPERMINT GET 27/31
- Agave
  - Tequila: CAZADORES, CAMINO REAL
- Cognac/Brandy: OTARD VSOP, OTARD VS, VIEJO VERGEL
- Liqueur/Aperitif: BÉNÉDICTINE D.O.M., B&B BÉNÉDICTINE
- Liqueur: NASSAU ROYALE
- Sugar Cane
  - Rum: BACARDI Carta Blanca, BACARDI Gold, BACARDI Flavored rums, BACARDI Añejo, BACARDI 1873/Solera, BACARDI 151°, BACARDI Black/Select, BACARDI 8/5, BACARDI Reserve, CASTILLO Silver, CASTILLO Gold, CICLÓN, PALMAS/ESTELAR

Ready-to-Drink
- Wine Based: MARTINI SPIRITO/Baby/MELTZ
- Grain
  - Vodka Based: ERISTOFF & Orange, ERISTOFF Fire, ERISTOFF Ice
  - Whisky Based: WILLIAM LAWSON'S & Cola, WILLIAM LAWSON'S Stone
  - Malt Based
- Sugar Cane: BACARDI SILVER, BACARDI BREEZERS, BACARDI Mojito

Portfolio consists of over 250 brands and
represented here.
categories and segments
based on Gross Margin as of December 31, 2002

BACARDI Rum

BACARDI rum, the number one priority among Bacardi Limited's core brands, further strengthened its global position this year with a bold investment strategy, building on its foundation as the leading international premium distilled spirits brand in the world.

Bold investment strategy

BACARDI Carta Blanca rum continues to be the heart of the BACARDI trademark globally, with significant advertising and promotion in support of its global positioning as the world's youthful, dynamic, and free-spirited party brand. The Company maintained its focus on rejuvenating BACARDI Carta Blanca with an energizing strategy to attract new entry-level consumers, while balancing this effort with strong investment to retain the core consumer base of established BACARDI Carta Blanca drinkers.

Sales growth of BACARDI Carta Blanca in key markets this fiscal year underscores the success of the strategy. In the United States, we developed innovative on- and off-premise programs and enhanced the "Party by Night" advertising campaign, helping to consolidate the Company's rum market leadership position in the brand's most important market.

In Mexico, BACARDI Carta Blanca progressed well, with growth in category share in terms of volume and value derived from support activities in concert with the "ZuZu" advertising campaign, consolidating the brand's leadership position in the important on-premise market in Mexico City. Sales in the United Kingdom for Fiscal 2003 reached a six-year high as the brand benefited from an exciting new "Welcome to the Latin Quarter" advertising campaign, and successful on-premise initiatives.

BACARDI RUM

2003 Highlights:
- Fiscal 2003 sales volumes 19.3 million 9-litre cases, including Bacardi flavored rums
- Number one priority brand BACARDI Carta Blanca strengthened global position
- New packaging for BACARDI Añejo in Mexico
- German company award for excellent brand management on the BACARDI brand

BACARDI Rum
Share of Group Product Net Sales


33%

BACARDI Rum - Products within Brand Grouping:
BACARDI Carta Blanca
BACARDI Gold
BACARDI flavored rums
BACARDI Añejo
BACARDI Solera
BACARDI Premium Black/Select
BACARDI 8 / BACARDI 5
BACARDI Reserva
Other BACARDI rum

In Spain, sales of BACARDI Carta Blanca were adversely affected by significant consumption decreases for the whole industry, due to worsening economic conditions and to greater legal restrictions on alcohol consumption. In this environment, BACARDI Carta Blanca successfully maintained its outstanding share of the white rum category. Despite price discounting by the competition, BACARDI Carta Blanca also maintained its premium pricing.

Elsewhere in Europe, the success of the strategic direction of BACARDI Carta Blanca was confirmed with volume and market share increases, particularly in Germany, Italy, and Belgium. In the Latin American markets of Panama, Ecuador, and Peru BACARDI Carta Blanca experienced double-digit growth.

Unparalleled credentials

BACARDI Gold rum is a key brand in the dark rum markets in the United States, Brazil, and Mexico. In Europe, the brand has relevance in terms of "mixability" and has succeeded, particularly in Germany, with positioning as a cocktail brand. BACARDI Gold achieved the highest sales in ten years.

The Company's portfolio of Premium Dark Rums outside of Mexico includes BACARDI 8 Year Old rum, BACARDI 5 Year Old rum, and BACARDI Reserva rum, which reinforce the unparalleled credentials of quality, origin, heritage, and authenticity of the BACARDI trademark. These brands continue to have a small but important base primarily in the United States, Spain, Italy, and in Travel Retail. BACARDI 8 Year Old and BACARDI Reserva have also been launched in Panama, Costa Rica, and Chile.

Mexico turnaround strategy

BACARDI Añejo rum and BACARDI Solera rum are significant core brands in Mexico, our second largest rum market. The brands are making progress with a redefined market strategy that commenced last fiscal year. With a new packaging launch supported by high impact advertising leveraging the brand's Cuban heritage and origin, BACARDI Añejo



Cortijo BACARDI
Malaga, Spain

In the 17th century, Franciscan monks built a monastery on the fertile plain of the Guadalhorce River in Malaga. Later in the 20th century, Bacardi y Cia. de España purchased the abandoned site and began restoring the facility as a visitor attraction, thus returning to the Malaga community one of its most important cortijos. Today the Cortijo BACARDI is open to the public and utilized by 15,000 visitors a year.

consolidated its number two position in the on-premise segment in Mexico City. BACARDI Solera continued with promotional activity focused on off-premise sales to improve distribution complementary to the brand's strong premium image. New packaging in support of the premium image of BACARDI Solera will be launched in Fiscal 2004.

BACARDI Flavored Rums

Extending the BACARDI Brand

Flavored white spirits have captured the interest of spirits consumers in the United States. Capitalizing on this consumer dynamic, BACARDI LIMÓN has grown strongly since 1995 to one of the largest-selling flavored clear spirits in the United States. This segment has recently experienced the proliferation of several new flavors, intensifying competition in the category. The introduction of BACARDI O last year, and of new BACARDI flavored rums BACARDI RAZZ, BACARDI CÓCO, and BACARDI VANÍLA this fiscal year, provides the BACARDI brand with a strong line-up to compete in this dynamic segment.

In Brazil, BACARDI LIMÓN continued to develop steadily and strengthened its leadership position to a 57% market share. Most recently, BACARDI LIMÓN was introduced in 20 cities in Spain and is set for a national launch in the upcoming fiscal year.

Other Rum Brands

In the United States, CASTILLO rum is the value segment leader with strong on-premise positioning, recording volumes above one million cases annually. In Ecuador, CASTILLO rum maintained its long-term growth trend and leadership position, as well as its reputation as the highest quality domestic rum.

ESTELAR rum, the second largest rum after CASTILLO rum, is produced and distributed exclusively in Ecuador.



CICLÓN, BACARDI Gold rum infused with premium blue agave tequila and natural lime flavor, was introduced nationally in the United States this fiscal year. The product was designed to compete in the important adult male entry-level segment by borrowing key image cues from rum and tequila. Premium gold rums are growing, and we see great potential in this segment.

VERMOUTH

MARTINI Vermouth

MARTINI vermouth is our largest brand in the European region and the second largest for the Company in terms of financial contribution globally.

Sustained value growth

The wine-based aperitif category has lost 29% of its volume in Europe over the past 15 years, creating an environment in which sustained value growth is key. MARTINI vermouth increased market share by volume and value within the vermouth category, leveraging excellent brand image and distribution to further strengthen its leadership position in the category.

During Fiscal 2003, price increases of 6% were successfully implemented across the European region, strategically enhancing brand value and further harmonizing our prices across Europe. In Italy, the recovery of MARTINI vermouth was confirmed with a third consecutive year of sales volume growth, despite a significant price increase implemented during the year. MARTINI is the vermouth leader in Italy, with strong momentum fuelled by a turnaround strategy and new advertising campaigns.

While declining spirits consumption and aggressive price discounting challenges the German market, MARTINI vermouth extended its number one market standing with market share growth. In the Netherlands, the vermouth category saw growth for the first time in a decade. MARTINI vermouth retained its number one position in market share despite strong competition from the many private label brands.

MARTINI VERMOUTH

2003 Highlights:
- Fiscal 2003 sales volumes 14.8 million 9-litre cases
- Strategic price increases across Europe results in significant value increases
- Brand turnaround confirmed in Italy
- Leading market share in many markets

MARTINI Vermouth Share of Group Product Net Sales


17%

MARTINI Vermouth - Products within Brand Grouping:
MARTINI Bianco
MARTINI Rosso
MARTINI Extra-Dry
MARTINI Rosé
MARTINI D'ORO

Strong position in key markets

While sales volume by country showed mixed results due to various economic and market factors, Bacardi Limited strengthened its overall global leadership position in vermouth.

In Spain, the world's largest vermouth market, we continued to face both declining aperitif consumption and a general economic slowdown that favors low-priced brands. MARTINI vermouth has maintained the leading share position in the market, through a new extensive merchandising program and a new advertising campaign, enhancing brand awareness and image. The primary challenge in this key market is to encourage new forms of consumption beyond the aperitif moment.

MARTINI continues to be the unchallenged vermouth leader in France, thriving on a strong resurgence in the on-premise market, and an intensive visibility program in the off-premise segment. MARTINI Bianco, with a younger adult profile and consumption spanning the aperitif market and beyond, is growing more rapidly and is now close to the one million case mark in sales.

Belgium is an important market for MARTINI vermouth, with the highest consumption per capita and over 50% of market share by value within the vermouth category. While the vermouth market in the United Kingdom continued its long-term decline, MARTINI vermouth sustained its contribution to the profitability of our United Kingdom company.

The performance of MARTINI vermouth in Russia has been particularly strong since our new distribution company started operations there in March 2002. Sales were consistently ahead of target during the year, with volume growth of 32% for the year. In Portugal, strong promotional activity and more relevant advertising resulted in solid sales growth. In Brazil, MARTINI vermouth introduced new brand positioning and

MARTINI – Museum of Enology Pessione, Italy

The MARTINI Museum was opened in 1961 to celebrate the centenary of Italian unification. The concept behind the creation of the exhibit is to guide visitors through a history of wine making spanning two millennia. It is also a showcase for MARTINI vermouth, in terms of the Brand's production and marketing over the years. The beautiful 18th century cellars in Pessione were chosen as the ideal location for the Museum. The Museum includes Egyptian amphorae, Roman glassware, beautifully carved grape harvest carts, and wine presses.



advertising to bolster the brand in a category characterized by low investment.

Bacardi Limited will continue to drive MARTINI vermouth's global leadership in the vermouth category through value growth supported by strong advertising.

WHISKY

DEWAR'S Scotch Whisky

DEWAR'S Scotch whisky continued to perform well in all its key markets, except Venezuela, where political and economic conditions significantly affected performance, and Spain, where severe competitor price discounting and a tax increase impacted our Fiscal 2003 volumes. As a result, total global sales were down by 179,000 cases, or 5%, to 3.5 million cases. Excluding Venezuela and Spain, sales were in line with last year.

Strong global position

DEWAR'S WHITE LABEL Scotch whisky has become the 4th largest and fastest-growing brand in the Standard Scotch whisky category since its acquisition by Bacardi Limited in 1998. The brand holds a strong position in its seven key markets: number one in the United States, Dominican Republic, Venezuela, and Lebanon; number two in Puerto Rico; and number three in Spain and Greece. The brand's market share has increased globally from 6.8% in 1998 to 8.6%, as a result of the brand's positioning and excellent in-market execution — a significant accomplishment in the toughest and most costly category in which to gain market share.

DEWAR'S SCOTCH WHISKY

2003 Highlights:
- Fiscal 2003 sales volumes 3.5 million 9-litre cases
- 4th largest brand in Standard category
- Top market positions in key markets
- Increased worldwide market share
- Awarded double gold medal as best blended Scotch whisky in the San Francisco World Spirit Competition

DEWAR'S Scotch Whisky Share of Group Product Net Sales


11%

DEWAR'S Scotch Whisky - Products within Brand Grouping:
DEWAR'S WHITE LABEL
DEWAR'S 12 Year Old
DEWAR'S Special Reserve
DEWAR'S Ancestor
Other DEWAR'S Scotch whisky

Strong momentum in key markets

Strong sales performance continued in the United States, our largest Scotch whisky market, supported by in-market promotional programs and the on-premise DEWAR'S Highlander program. Sales of our entrant in the deluxe Scotch whisky market, DEWAR'S 12 Year Old Scotch whisky, grew noticeably, albeit from a small base, through increased advertising investment and a concentrated sales effort.

Our company in Spain has virtually doubled sales volume of DEWAR'S Scotch whisky in the past five years, to over one million cases in Fiscal 2003. Although brand consumption declined this year as a result of discounting by our competitors, DEWAR'S Scotch whisky maintained its pricing and increased market share. In Central America, DEWAR'S WHITE LABEL grew 43%, although from a small volume base.

DEWAR'S Scotch whisky sustained market share and position in Greece, the market with the highest Scotch whisky consumption per capita in the world. Brand repositioning programs implemented in September 2002 are starting to show positive results. The national launch of DEWAR'S Special Reserve in October 2002 was supported by an exceptional creative campaign and resulted in an excellent response from the trade, rapid distribution build-up in the on-premise market, and encouraging consumer trials.

Managing difficult environments and new markets

In Venezuela, economic and political crises severely affected consumption across all categories and particularly the Scotch whisky market, which experienced a 50% decline after years of dynamic growth. DEWAR'S WHITE LABEL Scotch whisky, however, maintained its market share as a result of an effective commercial strategy. Through careful management of the brand and selective programs, premium pricing and brand status were maintained. DEWAR'S Special Reserve was introduced in September 2002 to compete in the high-end 12 year-old segment, and has steadily gained distribution and repeat purchase.

Our company in the Dominican Republic has been operating in an environment of significant currency devaluation, considerable growth of parallel imports, and high excise taxes. We focused on growing DEWAR'S Scotch whisky profitability through pricing initiatives to offset the currency devaluation. The sales of DEWAR'S WHITE LABEL

DEWAR'S World of Whisky
Aberfeldy, Scotland

DEWAR'S World of Whisky is acclaimed as "the ultimate Scotch whisky visitor center". This Brand home combines traditional craft with the innovative use of the latest interactive technology to tell the story of DEWAR'S Scotch whisky. Visitors can spend most of a day savoring the wonderful combination of heritage and tradition, set in the beautifully landscaped distillery grounds, and understand why Whisky Magazine called this "a new benchmark ... against which all future developments will have to be measured".



BOMBAY SAPPHIRE at Vinopolis London, England

BOMBAY SAPPHIRE opened a brand-focused Visitor Center on London's historic South Bank in October 2002. The Visitor Center is integrated into the existing "Vinopolis City of Wine", close to major tourist attractions such as Shakespeare's Globe Theatre and the Tate Modern Art Gallery. In the exhibit room, visitors learn the romantic tale of how the 10 botanicals used in production of BOMBAY SAPPHIRE are sourced. Visitors are offered the opportunity to taste and discover the subtle aromas of the botanical elements and learn of the unique vapor infusion method of distillation.

Scotch whisky accounted for 46% of the total whisky market. Efforts to maintain growth and capture market share continue.

In Asia Pacific, our focus on Travel Retail and a limited number of high potential markets produced positive results. The development of DEWAR'S WHITE LABEL Scotch whisky and DEWAR'S Special Reserve in Korea, Thailand, and Malaysia resulted in a 10% increase in sales in those markets this year.

WILLIAM LAWSON'S Scotch Whisky

WILLIAM LAWSON'S Scotch whisky, competing against mid-priced brands in the Blended Standard Scotch whisky segment, progressed well this year. Sales improved to over 1.1 million cases through strong merchandising programs.

The brand has made good progress in the key markets of France and Belgium, while in Portugal and Spain it has maintained its market share. In France, the lead market, a highly competitive environment challenged our volume. Most of the brand's sales in Spain were from Northern border purchases by French tourists, thanks to the strong position of the brand in the French market. Sales in Portugal grew by 8%, despite a declining trend in whisky consumption in this mature category, where consumers are looking for more modern alternatives. WILLIAM LAWSON'S Scotch whisky is the number three whisky brand in Belgium, continuing its progress in a declining market. In Italy, the brand achieved a 30% increase in net sales over the last two years, making good progress in the Scotch whisky market. WILLIAM LAWSON'S continued the launch process in Venezuela, and is gradually gaining share in the important Standard Scotch whisky segment.

A new, award-winning advertising campaign and updated packaging for WILLIAM LAWSON'S Scotch whisky were completed this year, further developing brand equity and awareness.

GIN

BOMBAY Gin

BOMBAY gin achieved another record year in Fiscal 2003. Significant sales volume and value growth were realized through strong gains in distribution, continued focus on the brand's key markets, and the development of new markets.

BOMBAY GIN

2003 Highlights:

- Fiscal 2003 sales volumes 1.5 million 9-litre cases
- 14% growth in Fiscal 2003
- First time BOMBAY SAPPHIRE recorded sales over the one million case mark
- Strong growth in Travel Retail

BOMBAY Gin Share of Group Product Net Sales


4%

BOMBAY GIN - Products within Brand Grouping:
BOMBAY SAPPHIRE
BOMBAY

Growing international momentum

BOMBAY gin attained another year of double-digit volume growth, 14% ahead of last year. BOMBAY SAPPHIRE gin led the expansion, surpassing one million cases.

The key markets of the United States, Spain, the United Kingdom, and Canada, as well as new markets of Italy and the Nordic countries, drove an increase in volume and overall contribution.

The United States, our largest market for BOMBAY gin, continued to leverage the brand's status as one of the most well-regarded premium brands. Sales of BOMBAY gin increased despite highly adverse market conditions in Spain — evidence of strong brand health, awareness and image. In the United Kingdom, a major on-premise distribution effort resulted in a doubling of outlets during the year. Our company in Canada successfully implemented price increases and continued to grow volume for BOMBAY gin.

Asia Pacific presents an opportunity as the brand has started to develop in key markets of Japan, Australia, and New Zealand. Travel Retail maintained strong volume growth while generating awareness in key developing markets using dynamic displays in high traffic areas for travelers.



NOILLY PRAT Visitor Center
Marseillan, France

The production facilities for NOILLY PRAT were established in Marseillan, a small and charming fishing village on the French Mediterranean coast, in the Languedoc region in 1850. The visitor center has been open for about 30 years and welcomes 85,000 visitors annually. Visitors are guided through the "Canadian Cellar" where the wines are aged for up to six months in large vats constructed of Canadian oak, then to the "Cellar Sainte Anne" – the home of the secret recipe with more than 20 different plants and herbs, followed by the "Hall of Secrets", where maceration takes place in 2,000-litre oak casks for a period of three weeks.

READY-TO-DRINK

Bacardi Limited continued to maximize opportunities in the low proof business, quickly introducing new products and flavors in the fast-paced ready-to-drink (RTD) category. With shorter life cycles than other products, the RTD category calls for a very dynamic brand management approach.

Drivers for success this year included a focus on innovation and distribution expansion. New flavors and formats, such as BACARDI BREEZERS Diet Lemon, were introduced within the BACARDI BREEZERS range. New products and line extensions, such as ERISTOFF Fire, ERISTOFF Blue, and MARTINI SPIRITO were launched. BACARDI SILVER O³ was introduced in the United States. BACARDI CUBA LIBRE was launched in Costa Rica and Honduras. Our key RTD brands were successfully introduced in a number of new markets.

New, exciting advertising campaigns supported the sales of our growing number of RTD products. More new advertisements were created for our award-winning Tom Cat campaign and BACARDI SILVER and BACARDI RIGO were featured in new advertising.

As competition in the category continues to intensify, our business maintained its action-oriented style to stay ahead of the competition and sustain its contribution.

BACARDI BREEZERS

Explosive volume growth in new markets and a softening of performance in maturing markets characterized the performance of BACARDI BREEZERS in Fiscal 2003. A total of 15.6 million 9-litre cases were shipped, a 5% decline compared with last year.

Managing value in an intensely competitive environment

In the maturing markets of the United Kingdom, the Netherlands, Belgium, and

Australia, a proliferation of new products and aggressive price-cutting by our competitors intensified the battle for market share. The entire category in the United Kingdom, the lead market for BACARDI BREEZERS, was thrown into turmoil as a result of a stunning and unexpected 61% excise tax duty increase, placing the category at a major disadvantage against premium packaged lagers, the key competitive set. Since the tax increase, the category's once-dramatic growth in the United Kingdom has turned into decline.

BACARDI BREEZERS held up better than most of the competition, maintaining position as one of the leading brands in the United Kingdom, following bold and innovative marketing activities.

In the Netherlands, where the category has declined, BACARDI BREEZERS created new value momentum in the off-trade sector. In Belgium, BACARDI BREEZERS lead the category with better than 50% market share. In Australia, a new joint venture alliance was signed in March 2003 with Lion Nathan Australia to focus on distribution and to strengthen the company's market presence. This move, in tandem with ongoing concentrated support for advertising and promoting BACARDI BREEZERS on a national level, will provide a more durable distribution platform for brand development.

Innovative strategy, and development opportunity

BACARDI BREEZERS achieved remarkable sales volume growth in new markets, particularly Italy, Greece, Germany, and Thailand, as the result of innovative marketing strategies and selective investment in new markets.

Launched two years ago in Italy, when other players saw little potential for the category, BACARDI BREEZERS leveraged the competitive advantage of being the first to market, rapidly obtaining critical mass and outstanding brand health. A national launch in Greece in April 2002 propelled the brand from distribution solely in tourist areas to the rapid establishment as the number two brand in the category. We achieved market share of 25% and demonstrated the potential to challenge market leadership in the upcoming year. Strong advertising and large-scale promotions drove the brand to record levels in

OTARD – Château de Cognac
Cognac, France

The Château de Cognac is the most visited historical site in the region of Cognac in France. King Francis I was born at the Château in 1494. Since 1796, the Château has been the home of production of Cognac OTARD. Every year more than 50,000 visitors are welcomed at the Château where they enjoy a guided tour in nine different languages. During this tour, you can visit the historical rooms built during the reign of the famous king, and the unique cellars of the Château where, thanks to the thickness of the walls and the proximity of the Charente River temperature and humidity are ideal for the maturing of our premium cognacs.



Thailand. In Germany, BACARDI BREEZERS had a strong year, capitalizing on the RTD boom spearheaded by the phenomenal success of BACARDI RIGO.

Successful entry into new markets

BACARDI BREEZERS are now sold in over 50 markets, a result of prioritizing global expansion. During this fiscal year a number of brand introductions were implemented, including Switzerland, the Nordic markets, Mexico, India, and China.

The entry into the RTD market in Switzerland was particularly successful, with the brand achieving a 30% market share and the number two position. In Nordic markets, BACARDI BREEZERS is one of the most successful product introductions since BACARDI LIMÓN, quickly achieving record levels of brand awareness. In Mexico, national distribution is growing rapidly. BACARDI BREEZERS is the first meaningful launch of an RTD product in India, with positive indications for the future.

BACARDI SILVER

BACARDI SILVER achieved satisfactory U.S. market share in an intensely competitive flavored malt beverages segment, marked by several competitive products, most of which failed. The brand's position in the segment was further bolstered by the March 2003 introduction in the United States of BACARDI SILVER O3, with a blend of mandarin, tangerine, and Valencia orange flavors. BACARDI SILVER was also introduced in Canada, Puerto Rico, and the Bahamas during the year.

READY-TO-DRINK

2003 Highlights:
- Fiscal 2003 sales volumes 26.8 million 9-litre cases
- Outstanding performance of BACARDI RIGO in Germany
- New products, flavors and formats
- Fast paced development in new markets

Ready-to-Drink Share of Group Product Net Sales


17%

READY TO DRINK - Products within Brand Grouping:
BACARDI BREEZERS
BACARDI RIGO
ERISTOFF low proof
BACARDI SILVER
Other Ready-to-Drink

BACARDI RIGO

BACARDI RIGO is a refreshing RTD product made with BACARDI rum, lime and soda. In Fiscal 2003, the brand produced extraordinary results, with sales volume near three million cases, producing the Company's single largest RTD success of Fiscal 2003.

BACARDI RIGO has been instrumental in fuelling dramatic expansion in Germany since its launch in Spring 2002, quickly achieving full distribution in retail and prominent status in the on-premise trade, as well as the lead market share position. The brand earned the "German Brand Award 2002", one of the most prestigious German marketing awards. The successful local development of BACARDI RIGO has thoroughly invigorated our German company.

In Greece, BACARDI RIGO has established a unique position in the RTD market: masculine, classic, and stylish.

ERISTOFF Low Proof

ERISTOFF low proof, including ERISTOFF Ice, ERISTOFF Blue, ERISTOFF Fire, and ERISTOFF & Orange, recorded strong volume growth this fiscal year to over 1.3 million cases throughout Europe, with particular success in Austria, Italy, and the Netherlands. The development of ERISTOFF low proof has facilitated our entry into the vodka-based ready-to-drink category, and has enhanced recognition for ERISTOFF vodka.

VODKA

ERISTOFF Vodka

Mainly a Continental European brand, ERISTOFF vodka pursued its competitive positioning strategy, gaining share in key markets and achieving sales of over one million cases for the second consecutive year.

The brand consolidated its position as the number one vodka brand in France, Austria, and Chile, and its strong position as the number two vodka brand in Spain and Belgium. ERISTOFF vodka increased case sales by 48% over the last five years.

ERISTOFF vodka continues to capitalize on the opportunity presented by the vodka growth trend across Europe, developing positively in Poland and Portugal. The success of Red and Black ERISTOFF brand extensions has strengthened the general strategy of differentiating the brand from its competition.



BÉNÉDICTINE Palace
Fécamp, France

The BÉNÉDICTINE Palace is located in Fécamp, along the Alabaster coast of Normandy. Construction began in 1892 on this magnificent building. The palace is one of Normandy's most visited attractions, with 150,000 visitors annually. Housed within its walls is a museum of fine arts, with breathtaking collections of paintings, sculptures, ivory, and enamels from the 15th and 16th centuries. The Palace also boasts a contemporary art gallery that, since 1988, has featured modern art exhibits, including the work of such artists as Miró, Braque, Warhol, and Calder.

TÜRI Vodka

TÜRI vodka, an imported super-premium Estonian vodka, was introduced in the United States this fiscal year to compete in the rapidly-expanding super-premium vodka segment. TÜRI vodka was launched in trend-setting venues in the Los Angeles, San Francisco, New York, Chicago, and Miami markets as part of a plan to create key visibility before the national rollout in April 2003. The brand produced higher than expected sales volume and received strong endorsement from consumers and trade publications.

TEQUILA

CAZADORES Tequila

In June 2002, Bacardi Limited added CAZADORES tequila to its family of brands. CAZADORES tequila is the quality brand leader in the 100% agave reposado sector and one of the top five tequila brands in Mexico. This strategic acquisition, the Company's first major entry in this important category, represents an ideal complement and valuable addition to the Group's portfolio in Mexico and the United States.

The integration and strategic development of the brand moved forward quickly and efficiently. Management has focused on building brand distribution, improving production efficiency, and enhancing brand awareness and image.

In Mexico, distribution of the brand has increased since acquisition, while in the United States we have successfully re-aligned positioning with distributors. Production efficiencies for better agave yield recently began to show results in terms of a marginal cost improvement. The process of developing the brand with an on-premise promotional strategy has commenced. In April 2003, packaging will be enhanced to support the quality message.



CAZADORES Visitor Center
Arandas, Mexico

The CAZADORES Visitor Center in Arandas, Mexico, opened its doors in 1996 next to the new production facility for CAZADORES tequila. After being welcomed, visitors are shown a short film about the Arandas region and the tequila production techniques. A tour through the facility takes visitors to the fermentation process where classical music - especially Mozart - is played to improve the yields.

SPARKLING WINES

Asti MARTINI, GRANDI AUGURI, and our line of MARTINI sparkling wines provided excellent results for Fiscal 2003.

Asti MARTINI continues to enjoy an unchallenged leadership position, with 32% of the category in Italy, consumer sales growth of 20%, and pricing 5% ahead of the competition. In the United States, sales of the brand grew by 13% this fiscal year.

GRANDI AUGURI made striking progress, growing by 18%, sustained by an effective display program in the off-premise market and leveraging the image of MARTINI sparkling wines to validate the brand's premium pricing.

MARTINI sparkling wines achieved record high performance outside of the millennium year, achieving 7% sales growth. The highly successful George Clooney advertising campaign in Italy pushed brand awareness to record-high ratings, further enhancing the MARTINI name. The catch phrase "No MARTINI, no party" has become well recognized.

Financial Review

BASIS OF PREPARATION

Several items impacted the comparison of consolidated results between fiscal years and, therefore, the results have been adjusted for these items. Firstly, effective April 1, 2002, the Company was required to adopt two new accounting standards under Canadian GAAP relating to (i) financial instruments and (ii) goodwill and intangible assets. Under the new financial instruments standard, the Company was required to account for the BMRH Founders' common shares as a liability at the current redemption price and to apply this change retroactively to Fiscal Year 2002 and prior fiscal years. Under the new goodwill and intangible assets standard, the Company was required to stop amortizing certain intangible assets associated with the acquisitions of brands, but not to apply this change retroactively. Secondly, as reported last year, two special items, the Mexico excise tax settlement and the write down of the investment in Argentina, impacted the Company's consolidated net earnings in Fiscal Year 2002.

Consolidated net earnings adjusted for the above items are as follows:

FISCAL YEAR 2003 - SUMMARY OF FINANCIAL PERFORMANCE
(Expressed in Thousands of U.S. Dollars)

	Actual Fiscal March 31, 2002	Actual Fiscal March 31, 2003	Actual Excluding Non-Comparable Items and Special Items Fiscal March 31, 2002	Actual Excluding Non-Comparable Items Fiscal March 31, 2003	Constant Dollar Excluding Non-Comparable Items Fiscal March 31, 2003
Sales	2,861,097	3,083,112	2,751,989	3,083,112	2,927,983
Gross Profit	1,898,552	1,885,366	1,789,444	1,885,366	1,806,599
Selling, General and Adminstrative Expenses	1,164,282	1,295,227	1,133,270	1,295,227	1,230,319
Earnings from Operations	734,270	590,139	656,174	590,139	576,280
Other Expenses	352,097	184,648	358,370	184,648	181,290
Net Earnings	382,173	405,491	**297,804**	**405,491**	**394,990**
Non-Comparable Items:					
Amortization of Intangibles			**96,455**		
BMRH Founders' Common Shares Liability Revaluation			**62,002**	**(15,564)**	**(15,564)**
Net Earnings - Adjusted			456,261	389,927	379,426

The following commentary compares results for the Fiscal Year 2003 and Fiscal Year 2002 excluding non-comparable items and special items as shown in the above Summary of Financial Performance. This review compares the Constant Dollar Fiscal Year 2003 results, utilizing the Fiscal Year 2002 average exchange rates, with the results of Fiscal Year 2002.

OPERATING RESULTS

Bacardi Limited faced many challenges in Fiscal Year 2003 including significant excise tax increases in key markets, weak economies around the world and an increasingly competitive environment. Although the Company realized record sales in Fiscal Year 2003, changes in sales mix resulted in lower margins. The Company continued to increase its investment behind its brands in the face of the competitive environment in key markets. As a result, consolidated earnings from operations for Fiscal Year 2003 were $590 million versus $656 million last year, representing a 12% decline on a constant dollar basis. Consolidated net earnings were $390 million, which is $77 million lower than the prior year on a constant dollar basis.

Financial Review

SALES
(Expressed in Millions of U.S. Dollars)



3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,698
2,752
3,083
2,924
FISCAL 2001 ACTUAL
FISCAL 2002 ACTUAL
FISCAL 2003 ACTUAL
FISCAL 2003 CONSTANT DOLLAR

GROSS PROFIT PERCENTAGE



70%
60%
50%
40%
30%
20%
10%
0
63.5%
65.0%
61.2%
61.8%
FISCAL 2001 ACTUAL
FISCAL 2002 ACTUAL
FISCAL 2003 ACTUAL
FISCAL 2003 CONSTANT DOLLAR

SALES

Bacardi Limited achieved record sales of $3.1 billion for the fiscal year ended March 31, 2003, an increase of $172 million, representing a 6% increase over last year on a constant dollar basis. This increase resulted primarily from higher sales in the ready-to-drink category and the acquisition of CAZADORES tequila. Sales of core brands were in line with last year, impacted by difficult market conditions in Spain, Mexico and Venezuela. BACARDI rum had a successful year in several key markets including the United States, the United Kingdom, Puerto Rico and Italy, offset by the lower sales volumes achieved in Spain and Mexico. Sales of MARTINI vermouth grew in Fiscal Year 2003 with price increases in key European markets, supported by strong distribution, increased advertising and promotion, and the well-known MARTINI brand name. DEWAR'S Scotch whisky sales were in line with last year due to price increases in the United States offset by lower sales in Spain and Venezuela. BOMBAY gin once again recorded double-digit volume growth with positive results in all key markets and several newer markets.

Sales of ready-to-drink products grew this year due to the continued development of this category in Germany, Italy and Austria, offset by the decline of our business in the United Kingdom, resulting from a 61% excise tax increase early in the fiscal year, and our mature business in the Netherlands. Ready-to-drink sales also grew as a result of the first full year sales of BACARDI SILVER in the United States, Canada and Puerto Rico.

GROSS PROFIT

The Company's gross profit for Fiscal Year 2003 was $1.9 billion or 61% of sales, a 4% decline as a percentage of sales. The decrease in the gross profit percentage mainly results from the change in sales mix in Fiscal Year 2003. Sales of new products generated lower margins during their first year and also within the ready-to-drink category there was a shift of sales to Continental Europe from the United Kingdom, where the Company has historically achieved higher margins.

Financial Review

EARNINGS FROM OPERATIONS
(Expressed in Millions of U.S. Dollars)



700
600
500
400
300
200
100
623
656
590
576
FISCAL 2001 ACTUAL
FISCAL 2002 ACTUAL
FISCAL 2003 ACTUAL
FISCAL 2003 CONSTANT DOLLAR

NET EARNINGS
(Expressed in Millions of U.S. Dollars)



500
450
400
350
300
250
200
150
100
340
456
390
379
FISCAL 2001 ACTUAL
FISCAL 2002 ACTUAL
FISCAL 2003 ACTUAL
FISCAL 2003 CONSTANT DOLLAR

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, General and Administrative expenses for the fiscal year were 42% of sales, 1% higher than last year on a constant dollar basis. The increases reflect higher advertising and promotion expenditures behind our ready-to-drink products to support the sales volume growth, particularly in Continental Europe. The Company also continued to give strong support to its core brands with an overall increase in advertising and promotion expenditures. On a constant dollar basis, other operating expenses were in line with last year as a percentage of sales.

OTHER EXPENSES

Non-operating items include net interest expense, income tax provision and various other items. Interest expense decreased $10 million reflecting lower average outstanding debt and lower expense related to unwinding of interest rate swaps. The provision for income taxes is lower by $14 million as a result of reduced earnings in high tax jurisdictions.

FINANCIAL CONDITION

The Company's operating cash flows (EBITDA) were $627 million and $712 million for Fiscal 2003 and Fiscal 2002, respectively, adjusted for revaluation of BMRH Founders' common shares liability and special items. As at March 31, 2003, the Company's total debt was $1.86 billion, $208 million higher than the balance at March 31, 2002. The increase in total debt resulted from funding requirements for the redemption of the BMRH Founders' common shares in March 2003, the acquisition of CAZADORES tequila in June 2002, redemption of long term incentive awards and other increases in corporate uses.

Management's Report to the Shareholders of Bacardi Limited

The management of Bacardi Limited is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and other information contained in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in Bermuda and Canada and, where appropriate, include amounts based on management's judgement and best estimates. Other financial information presented in this Annual Report is consistent with the data contained in the accompanying financial statements.

It is the Company's policy to establish and maintain a system of internal accounting and administrative controls, to provide reasonable assurance that the financial information is accurate and reliable and that Company assets are adequately accounted for and safeguarded. The system includes a defined organizational structure and appropriate division of responsibilities; established policies and procedures that are communicated throughout the Company; careful selection, training and development of employees; and an internal audit program. Policies and procedures prescribe that all employees are to maintain high standards of proper business practice. The Company believes it maintains an effective system of internal control, reliable financial reporting systems and dependable safeguards against unauthorized acquisition, use or disposition of assets.

The Board of Directors oversees the Company's systems of internal accounting and administrative controls through its Audit Committee, which is comprised of directors independent of management. The Audit Committee meets regularly with representatives of the Company's external auditors, internal audit staff and management, to satisfy themselves that Bacardi Limited's internal control policies are being followed. In addition, the Audit Committee meets regularly with the external and internal auditors to provide a forum for open discussion of any issues.

The consolidated financial statements have been reviewed by the Audit Committee and, together with the other required information in this Annual Report, have been approved by the Board of Directors. In addition, the consolidated financial statements have been audited by PricewaterhouseCoopers, who were given unrestricted access to all financial records and related data and whose report is included in this Annual Report.



Ruben Rodriguez
Chairman and Chief Executive Officer



Ralph Morera
Senior Vice President Finance and Chief Financial Officer

Hamilton, Bermuda
May 15, 2003

Auditors' Report to the Shareholders of Bacardi Limited

We have audited the consolidated balance sheet of Bacardi Limited as at March 31, 2003 and the consolidated statements of earnings, retained earnings and cash flows for the year then ended including the Supplemental Schedule. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Bermuda and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements including the Supplemental Schedule present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and the results of its operations and the changes in its cash flows for the year then ended in accordance with accounting principles generally accepted in Bermuda and Canada.



Chartered Accountants
Hamilton, Bermuda
May 9, 2003

Consolidated Statement of Earnings *(See Supplemental Schedule)*

For the Year Ended March 31, 2003

(Expressed in Thousands of U.S. Dollars)

	March 31, 2003 $	March 31, 2002 $ *(Notes 1 & 4)*
SALES	3,083,112	2,861,097
COST OF SALES	1,197,746	962,545
GROSS PROFIT	1,885,366	1,898,552
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,295,227	1,164,282
EARNINGS FROM OPERATIONS	590,139	734,270
OTHER INCOME (EXPENSES)		
Interest income	4,098	132,368
Interest expense	(118,521)	(128,800)
Amortization of intangibles *(Note 1)*	-	(96,455)
Miscellaneous income (expense) - net	(28,211)	(43,330)
BMRH Founders' common shares liability revaluation *(Note 13)*	15,564	(62,002)
	(127,070)	(198,219)
EARNINGS BEFORE INCOME TAXES	463,069	536,051
PROVISION FOR INCOME TAXES *(Note 20)*	57,578	153,878
NET EARNINGS	405,491	382,173

Consolidated Statement of Retained Earnings

For the Year Ended March 31, 2003

(Expressed in Thousands of U.S. Dollars)

	March 31, 2003 $	March 31, 2002 $ *(Note 1)*
RETAINED EARNINGS – BEGINNING OF YEAR, AS PREVIOUSLY REPORTED	1,680,540	1,475,896
ADJUSTMENT FOR ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT *(Note 1)*	(95,614)	(33,612)
RETAINED EARNINGS – BEGINNING OF YEAR, AS RECAST	1,584,926	1,442,284
NET EARNINGS	405,491	382,173
LONG-TERM INCENTIVE PLAN REDEMPTIONS *(Note 14)*	(78,689)	(55,821)
DIVIDENDS PAID *(Note 19)*	(163,068)	(183,710)
RETAINED EARNINGS – END OF YEAR	1,748,660	1,584,926

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

As at March 31, 2003

(Expressed in Thousands of U.S. Dollars)

	March 31, 2003 $	March 31, 2002 $ *(Note 1)*
ASSETS		
CURRENT ASSETS		
Cash and equivalents	96,414	160,715
Accounts receivable	726,275	603,661
Inventories *(Note 6)*	725,288	588,428
Other current assets	119,577	86,431
	1,667,554	1,439,235
LONG-TERM INVESTMENTS AND ADVANCES *(Note 7)*	119,643	112,230
PROPERTY, PLANT AND EQUIPMENT *(Note 8)*	482,243	407,385
INTANGIBLE ASSETS *(Note 9)*	2,554,409	2,429,482
	4,823,849	4,388,332
LIABILITIES		
CURRENT LIABILITIES		
Short-term borrowings	206,334	187,343
Accounts payable and accrued liabilities	554,659	474,529
Taxes payable	154,838	131,337
Current portion of long-term debt *(Note 10)*	43,303	496,790
BMRH Founders' common shares *(Notes 1 & 13)*	140,247	265,614
Series 3 Preferred Shares *(Note 12)*	136,374	-
	1,235,755	1,555,613
LONG-TERM DEBT *(Note 10)*	1,611,632	969,130
SERIES 3 PREFERRED SHARES *(Note 12)*	-	108,971
OTHER LIABILITIES *(Note 11)*	231,917	180,109
	3,079,304	2,813,823
SHAREHOLDERS' EQUITY		
CAPITAL STOCK *(Note 18)*	32,909	32,909
SHARE PREMIUM *(Note 18)*	121,628	121,628
RETAINED EARNINGS *(Notes 1 & 19)*	1,748,660	1,584,926
CUMULATIVE TRANSLATION ADJUSTMENT	(158,652)	(164,954)
	1,744,545	1,574,509
	4,823,849	4,388,332

Signed on behalf of the Board





Ruben Rodriguez, Chairman of the Board

Jay H. McDowell, Chairman of the Audit Committee

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Year Ended March 31, 2003

(Expressed in Thousands of U.S. Dollars)

	March 31, 2003 $	March 31, 2002 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash provided from operations *(Note 5)*	425,875	547,787
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition of CAZADORES *(Note 3)*	(188,090)	-
Purchase of property, plant and equipment	(96,900)	(54,186)
Proceeds on disposition of property, plant and equipment	17,351	1,788
Change in other assets	(3,415)	(1,574)
Change in long-term investments and advances	5,358	407
Cash used in investing activities	(265,696)	(53,565)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Short/long-term debt:		
Repayment of Multicurrency Credit Agreement	(435,000)	(140,000)
Other Borrowings	830,602	1,862
Other Repayments	(244,599)	(52,941)
Proceeds from issuance of Long-Term Incentive Plan shares	52,829	57,475
Redemptions of Long Term Incentive Plan shares	(143,164)	(113,296)
Redemption of BMRH Founders' common shares	(109,802)	-
Cash used in financing activities	(49,134)	(246,900)
DIVIDENDS PAID		
Common shares	(150,442)	(169,719)
Preferred shares of subsidiary	(608)	(686)
BMRH Founders' common shares	(9,607)	(10,838)
Long-Term Incentive Plan shares	(2,411)	(2,467)
Total dividends paid	(163,068)	(183,710)
CHANGE IN CASH AND EQUIVALENTS	(52,023)	63,612
CHANGE IN CASH AND EQUIVALENTS DUE TO UNREALIZED FOREIGN EXCHANGE	(12,278)	154
CASH AND EQUIVALENTS – BEGINNING OF YEAR	160,715	96,949
CASH AND EQUIVALENTS – END OF YEAR	96,414	160,715

The accompanying notes are an integral part of these consolidated financial statements.

1. ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

(a) Financial Instruments

Effective April 1, 2002, the Company adopted the provisions of Section 3860 of the Canadian Institute of Chartered Accountants ("CICA") Handbook, "Financial Instruments-Disclosure and Presentation." This standard requires that all financial instruments, or its component parts, be recorded as a liability or equity depending on the substance of the instrument rather than its stated legal form. This standard also requires that the Company disclose information about the fair value for each class of financial asset and financial liability. The provisions of this standard require retroactive application and thus affect previously reported amounts when these are presented in comparative financial statements.

Upon adoption of Section 3860, the provisions of the BMRH Founders' common shares (see Note 13) required that these shares be classified as a liability and recorded at the redemption price until such time as the put right expires or is exercised and settled. Due to the retroactive adoption, comparative consolidated financial statements have been recast as if this accounting treatment was in effect from the original issuance of these shares (see Supplemental Schedule).

In addition, upon adoption of Section 3860, the provisions of the Series 3 Preferred Shares (see Note 12) required that they be recorded as a liability as opposed to minority interest and thus translated at the current rate of exchange. As the Series 3 Preferred Shares were designated as a hedge of the Company's net investment in Euro denominated subsidiaries, the gain on translation of the liability at the current rate of exchange was credited to the Cumulative Translation Adjustment in Shareholders' Equity.

The effect of the adoption of CICA 3860 on previously reported amounts as at March 31, 2002 is as follows:

(Thousands of U.S. Dollars)	As Previously Reported $	Adjustment $	As Adjusted $
Minority Interest	162,173	(153,001)	9,172(a)
Series 3 Preferred Shares	0	108,971	108,971
Current Liabilities	1,289,999	265,614 (b)	1,555,613
Shareholders' Equity	1,796,093	(221,584)	1,574,509
Net Earnings	444,175	(62,002)(b)	382,173

(a) Amount is included in Other Liabilities in the Consolidated Balance Sheet.
(b) Amounts represent the liability for BMRH Founders' common shares and the revaluation of this liability for fiscal year 2002.

1. *ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS (Continued)*

(b) Goodwill and Other Intangible Assets

Effective April 1, 2002, the Company adopted the provisions of CICA 1581, "Business Combinations" and CICA 3062, "Goodwill and Other Intangible Assets". CICA 1581 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. CICA 1581 also specifies the criteria under which intangible assets acquired in a purchase method business combination should be recognized and reported apart from goodwill. CICA 3062 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead assessed for impairment at least annually by applying a fair value based test. CICA 3062 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment. No impairment of intangibles was indicated upon adoption.

In accordance with the above standards, the accounting change has been applied prospectively. Net earnings for the year ended March 31, 2002, would have been $478,628 if amortization of intangible assets with indefinite useful lives had been excluded.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation of financial statements

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Bermuda and Canada. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses during the reporting period.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(c) Foreign currencies

i) Translation of financial statements

The financial statements of subsidiary companies denominated in foreign currencies have been translated into U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at weighted average exchange rates for the period. Translation gains and losses of these financial statements are deferred as a separate component of shareholders' equity and are included in net earnings only when there is a realized reduction in the net investment.

2. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(c) Foreign Currencies *(Continued)*

ii) Translation of foreign currency transactions and balances

Transactions in foreign currencies, excluding those transactions that have been accounted for as hedges, are translated at the rates of exchange prevailing at the dates of those transactions. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange prevailing at the balance sheet date. Gains and losses on translation are included in net earnings. Transactions in foreign currencies that have been accounted for as hedges are translated at rates which approximate the rates of exchange of the hedge contracts.

(d) Cash and equivalents

Cash and equivalents include cash and short-term deposits with a maturity of less than three months.

(e) Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method, except for certain inventories of Bacardi Corporation, Bacardi U.S.A., Inc. and Grupo Industrial Bacardi de Mexico, SA de CV, which are determined using the last-in, first-out ("LIFO") method. If these inventories had been determined using the FIFO method rather than the LIFO method, total inventories at March 31, 2003 would have been $31.8 million (2002 - $24.9 million) higher than reported.

In accordance with generally recognized industry practice, inventories of distilled spirits aging in bonded warehouses have been included in current assets, although the remaining aging period may be in excess of one year.

(f) Investments

The equity method of accounting is used for investments in 20 to 50 percent owned companies where the Company has the ability to exercise significant influence. Other investments are carried at cost.

(g) Intangible Assets and Goodwill

Brands and other intangible assets, which are identified in a business combination and are determined to have indefinite useful lives, and goodwill are not amortized. Brands and other intangible assets determined to have definite lives are amortized over their useful lives. Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired in a business combination. There are no significant intangible assets with definite lives nor goodwill.

Brands and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate that an asset might be impaired. Brands and intangible assets with definite lives and goodwill are reviewed on an ongoing basis to ensure they are appropriately valued if conditions exist that may indicate that the carrying value is not recoverable. The amount of impairment, if any, is based upon estimates of fair value and written off against earnings for the period.

2. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(h) Sales

Revenues are recognized upon passage of title, which occurs when the product is delivered to the point of shipment or to the customer. Sales in fiscal year 2003 are presented net of excise taxes of $924.9 million (2002 - $711.8 million) and discounts of $812.7 million (2002 - $658.6 million).

(i) Depreciation and amortization

i) Property, plant and equipment is carried at cost and is being depreciated on a straight-line basis over its estimated useful life, except for land which is not depreciated. Major replacements and improvements are capitalized. Repairs and maintenance are expensed. The annual depreciation rates are:

Buildings	2-11%
Machinery and equipment	4-33%
Furniture and fixtures	7-33%

ii) Leasehold improvements are amortized on a straight-line basis over the lease period.

(j) Employee Benefit Plans

The Company has a number of different pension and other retirement plans which are designed and managed according to the rules of various countries in which it operates. The cost of benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method based upon certain assumptions that typically include market based discount rates and management's best estimate of salary escalation, service lives of employees and employee turnover, as well as expected plan investment performance. Because of these assumptions, the valuation of the pension plan obligations is subject to change. The Company bears the risk of experience gains and losses against these assumptions. The value of the pension plan assets and obligations will fluctuate as a result of changes in assumptions or experience gains and losses and for plan amendments that are typically amortized over the expected average remaining service life of the employees. For some plans, only the excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the expected average remaining service life of the employees. The costs of pension benefits for defined contribution plans are charged to operations as contributions become due.

2. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(k) Interest rate swaps

Interest rate swap contracts are used for hedging purposes to manage the cost of long-term debt financing. Under interest rate swap agreements, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed and floating interest rates calculated by reference to an agreed notional principal amount. The differential between floating and fixed rates on open swap contracts is recognized as interest income or expense as incurred. Gains and losses on early termination of swap contracts due to refinancing are included in the carrying amount of the refinanced debt and amortized as a yield adjustment over the remaining terms of the original swaps. Gains and losses arising on early termination of swap contracts due to repayment of the underlying debt are expensed as incurred. The Company carries at market value the portion of the interest rate swap which exceeds the minimum projected debt and resulting gains or losses are included in net earnings.

(l) Foreign currency forward contracts, currency swaps and currency options

The Company enters into foreign currency forward contracts, currency swaps and currency options to hedge its exposures to adverse impacts of foreign currency fluctuations. Foreign currency forward contracts, currency swaps and currency options that have not matured relating to the underlying operating transactions that have occurred prior to year-end are marked to market and the related unrealized gains and losses included in net earnings. Those relating to underlying operating transactions in future periods are not recognized in these financial statements. Realized gains and losses are accounted for on the trade-date and are included in net earnings. Premiums on foreign currency options are recorded so as to match the timing of the recognition of the item being hedged.

(m) Incentive Plans

The Company, through a wholly owned subsidiary, Bacardi Benefit Company Limited, has a stock-based compensation plan, which is described in Note 14. Compensation expense is recognized in net earnings over the vesting period, to the extent that the exercise price of the stock options granted is less than the formula-calculated value of Bacardi Benefit Company Limited stock at the time of grant. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If the stock is repurchased from employees, the excess of the consideration paid over the carrying amount of the stock cancelled is charged to retained earnings (see (p) below).

The Company also has, as described in Note 14, an earnings appreciation rights plan. Compensation expense is recognized in net earnings over the vesting period to the extent that the current unit value exceeds the grant price.

2. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(n) Income taxes

Income taxes are recorded using the liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets are also recognized for the benefit of losses available to be carried forward to future years for tax purposes to the extent that they are likely to be realized.

The Company and its subsidiaries operate in areas of the world where earnings are both subject to and exempt from taxation. As a result, there are inevitably tax assessments and issues relating to taxation which may arise in one or more jurisdictions. It is the Company's policy to make adequate provisions so that the ultimate resolution of any outstanding tax assessments would not be expected to have a material affect on the Company's financial position or results of operations.

(o) Reclassifications

Certain amounts from 2002 have been reclassified to conform to the 2003 presentation.

(p) Future Accounting Pronouncements

(i) Long-Term Incentive Plan

Effective April 1, 2003, the Company adopted the provisions of the Canadian Institute of Chartered Accountants ("CICA") standard, Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This pronouncement establishes standards for the recognition, measurement, and disclosure of stock-based compensation in exchange for goods and services. This Section requires enterprises to account for stock appreciation rights and similar awards to be settled in cash by measuring, on an ongoing basis, the amount by which the fair market value, as determined, exceeds the exercise price ("intrinsic value").

Awards under the Company's Long-Term Incentive Plan are accounted for as stock appreciation rights under Section 3870. As such, on April 1, 2003, the Company recorded a charge to retained earnings of approximately $33.1 million, representing the vested, as determined, intrinsic value of the outstanding awards on that date, net of related tax effects. On a yearly basis, commencing in fiscal year 2004, increases and decreases (to the original issuance price) in the intrinsic value of the awards are recorded as charges or credits to earnings.

(ii) Financial Instruments

Effective for fiscal year 2005, the Company will be required to adopt the provisions of AcG-13, "Hedging Relationships". AcG-13 sets the criteria for the identification, documentation, designation and effectiveness of hedges. The pronouncement is applied prospectively but requires the discontinuance of hedge accounting for hedging relationships established in prior periods that do not meet the conditions for hedge accounting at the date it is first applied. The Company is in the process of determining the impact, if any, of the adoption of this pronouncement.

3. ACQUISITION

On June 4, 2002, the Company acquired substantially all of the assets of CAZADORES, a premium tequila brand, for approximately $188.1 million. The acquisition was accounted for as a purchase and accordingly the purchase price was allocated to the net assets acquired based on their relative fair value as follows:

(Thousands of U.S. dollars)	$
Inventories	43,700
Property, Plant, and Equipment	17,000
Intangible Assets	127,390
Total purchase price	188,090

The intangible assets represent the CAZADORES trademark and all related rights which are determined to have indefinite lives. The results of operations of CAZADORES have been included in the consolidated financial statements from the date of acquisition.

4. SPECIAL ITEMS

During fiscal year 2002, the Company received $155 million, net after tax withheld, from the settlement of a claim with the Supreme Court in Mexico related to increases in excise taxes imposed and paid in 1998 and 1999. The net effect on the results of operations for the year ended March 31, 2002, was an increase in net earnings of $119.4 million (see Supplemental Schedule).

Beginning in the third quarter of fiscal year 2002, Argentina entered a state of economic and political crisis resulting in a significant devaluation of the Argentine peso. As a result of the devaluation and the adverse business environment in Argentina, the Company wrote down, in fiscal year 2002, its investment in Cepas Argentinas S.A. by $35 million (Note 7, see Supplemental Schedule), which is included in miscellaneous income (expense), net.

5. STATEMENT OF CASH FLOWS

Cash provided from operations is comprised as follows:

(Thousands of U.S. Dollars)	2003 $	2002 $
Net earnings	405,491	382,173
Items not affecting cash		
BMRH Founders' common shares liability revaluation	(15,564)	62,002
Future income taxes	(11,315)	(5,228)
Equity earnings net of dividends	(9,576)	(6,889)
Loss (gain) on sale of assets	3,326	(5,737)
Depreciation and amortization	60,700	154,299
Write down of long-term investments	-	35,000
Net change in items related to operations		
Accounts receivable	(61,424)	(85,145)
Inventories	(13,609)	(44,519)
Accounts payable and accrued liabilities	25,267	29,352
Taxes payable	13,654	31,116
Pension liabilities	26,766	8,891
Other current assets	(21,645)	(9,514)
Other liabilities	23,804	1,986
Cash provided from operations	425,875	547,787

6. INVENTORIES

Inventories comprise:

(Thousands of U.S. Dollars)	2003 $	2002 $
Raw materials and supplies	132,505	122,397
Work-in-progress	227,671	158,628
Finished goods	143,701	122,289
Aging product	221,411	185,114
	725,288	588,428

7. LONG-TERM INVESTMENTS AND ADVANCES

Long-term investments and advances comprise:

(Thousands of U.S. Dollars)	2003 $	2002 $
Investments at equity	62,712	55,669
Investments at cost:		
Cepas Argentinas S.A. *(Note 4)*	22,500	22,500
Sogrape Vinhos SGPS	10,756	8,595
Other	10,908	14,036
	44,164	45,131
Advances	12,767	11,430
	119,643	112,230

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprises:

(Thousands of U.S. Dollars)	Cost $	Accumulated Depreciation & Amortization $	2003 Net $	2002 Net $
Land	22,376	-	22,376	17,588
Buildings	291,953	(141,886)	150,067	126,202
Machinery, equipment, furniture and fixtures	574,982	(348,467)	226,515	182,339
Leasehold improvements and other	140,236	(56,951)	83,285	81,256
	1,029,547	(547,304)	482,243	407,385

9. INTANGIBLE ASSETS

Intangible assets comprise:

(Thousands of U.S. Dollars)	2003 $	2002 $
Brands:		
Martini & Rossi Group	808,774	808,774
DEWAR'S	1,262,625	1,262,625
BOMBAY	350,953	350,953
CAZADORES	127,282	-
	2,549,634	2,422,352
Other intangible assets – net	4,775	7,130
	2,554,409	2,429,482

The brands above resulted from the purchases of each respective group. These brands are determined to have indefinite lives (see Note 1 (b)).

10. LONG-TERM DEBT

Long-term debt comprises:

(Thousands of U.S. Dollars)	2003 $	2002 $
Multicurrency Credit Facility (a)	615,000	-
Multicurrency Credit Agreement (b)	-	435,000
Private Placement Notes (c)	585,000	585,000
Eurobond Notes (d)	250,000	250,000
Other (f)	204,935	195,920
	1,654,935	1,465,920
Less: Current portion	43,303	496,790
	1,611,632	969,130

(a) On July 22, 2002, the Company entered into a $1 billion multicurrency revolving credit facility with a group of financial institutions. The facility is comprised of two revolving credit facilities ("Facility A" and "Facility B"). Interest on Facility A is computed at LIBOR plus .35% and at LIBOR plus .375% for Facility B. Facility A matures on July 21, 2003 and is convertible, upon maturity, at the discretion of the Company, to a term loan maturing 364 days after the conversion date. Facility B matures on July 21, 2007. The facility contains certain financial and other covenants including restrictions of additional indebtness and change of control provisions. As at March 31, 2003, there are no amounts outstanding under Facility A and $615 million outstanding under Facility B. The Company intends to utilize available funds under this facility to repay part of the current principal payments due on the Private Placement Notes and the Eurobond Notes (see (c) and (d) below). As such, $385 million of current payments due have been classified as long-term at March 31, 2003.

10. LONG-TERM DEBT (Continued)

(b) The Multicurrency Credit Agreement was fully repaid during July 2002.

(c) The Private Placement Notes ("the Notes") consist of $585 million in principal amount of Senior Notes held by insurance companies which have an outstanding balance of i) $335 million and ii) $250 million.

(i) As part of the refinancing of the purchase of the Martini & Rossi group, the Company issued Notes which have an outstanding balance of $335 million. The Notes bear interest at an average rate of 6.95% and $180 million matures in fiscal 2004 and $155 million matures in fiscal 2006.

The Company entered into a swap agreement, whereby $100 million of the Notes were swapped for pounds Sterling 66.3 million, of which $73 million remains outstanding as at March 31, 2003. The swap agreement, which is for the duration of the debt, also swaps the dollar denominated interest for pounds Sterling interest. The Company paid an upfront rate adjustment fee of $9 million for modifying the financial covenants on the original issuance of the Notes, which has been deferred and amortized over the remaining period to maturity. As a result of the Sterling swap agreement and the upfront rate adjustment fee, the average effective interest rate on the Notes is 6.98%.

(ii) The $250 million Notes bear interest of 6.83% and mature in September 2008. As a result of unwinding interest rate swap contracts, as described in part (e) below, the effective interest on the Notes is 7.85%.

Under the terms of the Notes, the Company is required to maintain certain financial covenants related to the levels of interest coverage, net debt and net worth. In addition, the Notes place certain restrictions on sales of assets, investments, business amalgamations and pledging of assets by the Company and its subsidiaries.

(d) The Eurobond Notes bear interest of 6.375% and mature in August 2003. As a result of unwinding interest rate swap contracts, as described in part (e) below, the effective interest on the Eurobond Notes is 7.67%.

(e) Concurrent with the draw down of the Multicurrency Credit Agreement, the Company entered into interest rate swap contracts with a variety of notional amounts, interest rates and maturities in order to exchange the three-month floating Offshore LIBOR interest rate in the Credit Agreement to fixed interest rates. Due to the refinancing of the Credit Agreement in 1998 with fixed rate debt certain of the interest rate swap contracts were unwound at a cost of $41.6 million which is being accounted for as an interest rate adjustment to the refinanced debt over the remaining term of the unwound swaps.

10. *LONG-TERM DEBT (Continued)*

The expense associated with unwinding the interest rate swaps related to the debt reduction and marking to market swaps which exceeds the minimum projected debt totals $12.3 million (2002 - $9.9 million), which is included in net earnings. The details of the outstanding interest rate swap contracts as at March 31, 2003 are as follows:

(Thousands of U.S. Dollars)	Notional Amount $	Period from June 1998	Fixed Rate
	60,000	5 years	6.110%
	375,000	10 years	6.215%
	435,000		

(f) Certain of the Company's subsidiaries have also entered into additional financing arrangements in various currencies. The debt bears interest at rates between 2.5% and 13.3%. Certain assets of the Company and its subsidiaries have been pledged as collateral against this debt. Debt denominated in foreign currencies totals $148.0 million at March 31, 2003 (2002 - $139.7 million).

(g) Interest on long-term debt totals $101.6 million for the year ended March 31, 2003 (2002 - $110.5 million).

The following debt repayment schedule sets out the annual repayments as per agreements:

(Thousands of U.S. Dollars)	$
March 31, 2004 (see (a) above)	43,303
2005	334,073
2006	122,082
2007	64,861
2008	806,273
Thereafter	284,343
	1,654,935

11. OTHER LIABILITIES

Other liabilities comprise:

(Thousands of U.S. Dollars)	2003 $	2002 $
Employee benefit liabilities	139,199	112,433
Other liabilities	92,718	67,676
	231,917	180,109

The Company has a number of different pension and termination indemnity plans, as well as other retirement benefit plans in the various countries in which it operates. Defined benefit, pension and termination indemnity benefits are based primarily on years of service and employees' earnings near retirement.

11. *OTHER LIABILITIES (Continued)*

Non-Funded Plans

Information about non-funded pension plans, termination indemnity plans, and other non-pension retirement benefit plans maintained by certain of the Company's subsidiaries is as follows:

(Thousands of U.S. Dollars)	2003 $	2002 $
Present value of pension plan benefits	102,692	83,659
Present value of non-pension plan benefits	44,683	38,274
	147,375	121,933

Portions of the present value of these benefits are accrued in the Company's books as follows:

(Thousands of U.S. Dollars)	2003 $	2002 $
Accrued pension liabilities	88,598	71,763
Accrued non-pension liabilities	26,849	23,181
	115,447	94,944
Pension expense	15,351	7,926
Non-pension expense	4,966	4,370
Total expense	20,317	12,296
Pension benefits paid by the Company	5,095	3,277
Non-pension benefits paid by the Company	1,647	1,596
Total benefits paid by the Company	6,742	4,873
Weighted average discount rate for present value of benefits:		
Pension plans	6.1%	6.7%
Non-pension plans	6.7%	7.2%
Weighted average salary rate/ultimate medical inflation rate:		
Pension plans	3.7%	3.5%
Non-pension plans (initial rate/ultimate rate)	9.7%/5.3%	9.4%/5.0%

Funded Plans

Certain of the Company's subsidiaries maintain funded pension plans for which the total liability recognized by the Company is $23.8 million as at March 31, 2003 (2002 - $17.5 million). The assets are held separately by the plans and include equities and bonds. Information about these pension plans of the Company's principal subsidiaries is as follows:

11. OTHER LIABILITIES (Continued)

(Thousands of U.S. Dollars)	2003 $	2002 $
Pension plan assets	206,217	211,804
Present value of plan benefits	293,939	245,238
Funded status – overall deficit	(87,722)	(33,434)
Pension expense	14,992	10,715
Benefits paid	12,889	9,059
Company contributions	16,650	10,889
Employee contributions	651	601
Weighted average discount rate for present value of benefits	6.4%	7.5%
Weighted average rate of compensation increase	4.6%	5.6%
Weighted average expected long-term rate of return on assets	7.8%	8.3%

The aggregate fair value of pension plan assets and the present value of plan benefits included above in respect of plans where assets are less than the present value of plan benefits are $202.9 million and $290.6 million, respectively (2002 - $149.1 million and $193.1 million).

Defined Contribution Plans

Certain of the Company's subsidiaries maintain funded defined contribution pension plans and insured pension plans for which the total expense recognized by the Company is $5.5 million in 2003 (2002 $4.3 million).

12. SERIES 3 PREFERRED SHARES

The Series 3 Preferred Shares represent preferred shares of a subsidiary which were issued on the acquisition of the Martini & Rossi group. The Preferred Shares have a face amount of Euro 125 million, a cumulative annual coupon of 3.2% and an initial redemption date in May 2003. The Preferred Shares are redeemable at the sole option of the Company for a two-year period commencing on May 19, 2003 (subject to the right of the holders of such Preferred Shares to postpone such redemption for up to five years following such date). The dividend rate increases (i) to 7% for the 120-day period following the date on which the series first becomes redeemable, and (ii) upon the expiration of such 120-day period, to a floating rate equal to 300 basis points above the LIBOR rate for six month Euro deposits. In the event that the holders postpone the redemption date, the 7% dividend rate is extended until the new redemption date. Distributions on these preferred shares are accrued and expensed at the relevant coupon rate. It is currently the intention of the Company to call these shares for redemption during fiscal year 2004, as such the shares have been classified as a current liability at March 31, 2003. The ultimate maturity of this liability is dependent upon the holders' option to postpone.

13. BMRH FOUNDERS' COMMON SHARES

On May 7, 1993, Bacardi-Martini & Rossi Holdings N.V. ("BMRH"), a wholly owned subsidiary, issued 1,501,130 common shares ("BMRH Founders' common shares") to former Martini & Rossi shareholders. The dividend rate is equal to that paid on the common shares of the Company. The shares are convertible, solely at the option of the Company into shares of common stock of the Company on a one-for-one basis. Holders of BMRH Founders' common shares are entitled to cause BMRH to purchase all or any portion of their shares at any time up to December 31, 2003 and for a limited period following the occurrence of certain events ("put right"). The purchase price is calculated by dividing ten times the consolidated annual net earnings of the Company by the total outstanding shares of the Company (inclusive of the Bacardi Corporation Series A preferred shares and the BMRH Founders' common shares).

The provisions of the BMRH Founders' common shares require these shares to be classified as a liability and recorded at the redemption price until such time as the put right expires or is exercised and settled. Adjustments to the redemption price are recorded in earnings. For the years ended March 31, 2003 and 2002, the adjustment amounted to an increase in earnings of $15.6 million and a decrease in earnings of $62.0 million, respectively. Dividends on the BMRH Founders' common shares continue to be charged to retained earnings. In March 2003, 620,565 shares were redeemed for $109.8 million. If the outstanding shares are not redeemed by December 31, 2003, they will be reclassified as a component of shareholders' equity.

14. INCENTIVE PLANS

Long-Term Incentive Plan

In 1997, the Company implemented a Long-term Incentive Plan (the "Plan") to provide incentives for selected senior executives to achieve long-term business goals of the Company and its shareholders. The Plan allowed for a maximum of 2,500,000 units to be issued during the life of the Plan. Under the Plan, units were granted April 1st, vested at the rate of 20% per year and expired on the tenth anniversary from the grant date. Once a unit was vested, it entitled the holder to receive upon exercise, an amount in cash equal to the excess of the fair market value, as determined by a pre-set formula, and the exercise price.

Effective April 1, 1999 the Company amended the original Plan. The terms of the amended Plan are similar to the original Plan except that the Plan participants receive stock options in a wholly owned subsidiary, Bacardi Benefit Company Limited ("BBC"); and upon exercise of the option to purchase shares, the participant must hold the shares for a minimum of six months before the shares can be put back for redemption at the fair market value as determined by the pre-set formula. The stock options represent the right to acquire BBC shares, which mirror all of the rights of the Company's common shares except that they have no voting rights. Under the amended Plan, the Company exchanged the units issued under the original Plan and issued stock options to acquire an equivalent number of shares of BBC. These stock options carry the same exercise price and accumulated vesting benefits as the original awards. Under the amended plan, options are granted on April 1st, vest at the rate of 20% per year and expire on the tenth anniversary from the grant date. The fair value of the BBC shares is determined using a formula that takes into consideration the Company's net earnings, as determined under the terms of the Plan, and the price/earnings multiple for the Company's peer group, adjusted for the difference between the Company's three-year compounded annual growth rate for sales and net earnings versus the peer group's growth in sales and net earnings. The amended Plan included 1,149,950 options that were granted as replacement awards for units cancelled under the original Plan during the year ended March 31, 2000.

14. INCENTIVE PLANS (Continued)

Long-Term Incentive Plan ***(Continued)***

The following table summarizes the activity in stock options issued under the amended Plan:

	2003		2002	
	# of options Outstanding	Weighted average exercise price	# of options Outstanding	Weighted average exercise price
Outstanding at beginning of year	1,020,414	$120.57	1,438,640	$104.30
Granted	-	-	125,600	$218.00
Cancelled	(15,410)	$123.31	(23,600)	$109.96
Exercised	(491,974)	$107.38	(520,226)	$99.59
Outstanding at end of year	513,030	$133.14	1,020,414	$120.57
Exercisable at April 1	259,910	$120.69	559,004	$108.25

The following table summarizes information about stock options outstanding at year end:

Stock options expiring April 1	# of options Outstanding	# of options Exercisable at April 1, 2003	Exercise price
2007	13,660	13,660	$96.50
2008	67,910	67,910	$96.50
2009	114,260	66,350	$110.00
2009	16,020	8,010	$96.50
2010	190,740	71,700	$120.00
2010	6,000	2,000	$110.00
2011	104,440	30,280	$218.00
	513,030	259,910	

At March 31, 2003, the weighted average remaining contractual life of the options outstanding under the amended Plan is 6.61 years (2002 – 6.93 years).

During the year, the Company recognized compensation expense of $179,000 (2002 - $607,000) in respect of stock options issued at an exercise price less than the formula-calculated fair market value.

During the year, the Company recognized a net charge to retained earnings of $81.1 million (2002 – $58.3 million). This charge represents:

(a) the excess of consideration paid by the Company over the carrying amount of the BBC shares repurchased and cancelled relating to the 491,974 (2002 – 520,226) stock options exercised during the year, net of the related tax effect; and
(b) dividends paid to the employees while the shares were issued and outstanding.

If all units exercisable at April 1, 2003 were to be exercised and subsequently repurchased at the formula-calculated value of Bacardi Benefit Company Limited stock at April 1, 2003, the net cash outflow of the Company would be approximately $22.3 million (2002 - $102 million).

14. *INCENTIVE PLANS (Continued)*

Earnings Appreciation Rights Plan

Effective April 1, 2002, the Company implemented an Earnings Appreciation Rights Plan ("EARP") to compensate key employees with an interest in maximizing the growth of the Company. Rights under the plan are issued to key employees at a unit value based on a multiple of earnings. The awards vest 100% at the end of three years and expire five years from issuance. Upon exercise, holders are entitled to receive the difference between the exercise price and the then current value. During the year ended March 31, 2003, 100,950 awards were issued at a unit value of $143.33, of which 1,250 awards were subseqently cancelled. The unit value at April 1, 2003 has been determined to be $119.87. There were no charges to earnings for this plan for the year ended March 31, 2003.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments are as follows:

	March 31, 2003		March 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(Thousands of U.S. dollars)	$	$	$	$
Cash and equivalents	96,414	96,414	160,715	160,715
Accounts receivables	726,275	726,275	603,661	603,661
Short-term borrowings	206,334	206,334	187,343	187,343
Accounts payable and accrued liabilities	554,659	554,659	474,529	474,529
BMRH Founders' common shares	140,247	140,247	265,614	265,614
Long-term debt	1,654,935	1,712,126	1,465,920	1,487,665
Foreign Currency Contracts	3,552	1,040	2,858	2,060
Swap agreement	(16,047)	(58,801)	(3,780)	(15,820)

The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of March 31, 2003 or 2002 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of our financial instruments, none of which are held for trading or speculative purposes:

Cash and Equivalents, Accounts Receivable, Short-term borrowings and Accounts Payable and Accrued Liabilities

The carrying amounts of cash and equivalents, accounts receivable, short-term borrowings and accounts payable and accrued liabilities approximate their fair values due to the short maturity of these instruments.

BMRH Founders' Common Shares

The fair value of the BMRH Founders' common shares was estimated based on the computed value of the put right.

Long-Term Debt

The fair values of long-term debt were estimated using discounted cash flow analyses based on market rates available to the Company for similar debt with the same remaining maturities.

15. *FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)*

Foreign Currency Contracts
The fair values of our foreign currency forward contracts were estimated using current market prices for similar instruments. The difference between the carrying amount and the fair value represents the unrealized losses on hedges in place for future cash flows.

Swap Agreement
The fair value of our interest rate swap agreement was estimated based on quoted market prices for financial instruments. The difference between the carrying value and the market value represents the unrealized loss on the effective portion of the swap.

It is not practicable to determine the fair value of the Series 3 Preferred Shares as there is no public market for this instrument and the Company does not hold any similar instruments.

16. FOREIGN CURRENCY FORWARD CONTRACTS

The Company uses foreign currency forward contracts, currency options and currency swaps to hedge the effects of exchange rate changes on certain cash flow exposures denominated in foreign currencies. These exposures result from group operating activities in foreign currencies. The Company does not use foreign currency forward contracts, currency options or currency swaps for trading or speculative purposes.

The Company held foreign currency forward contracts, currency options and currency swaps, which mature at various dates within the following fifteen months, to purchase and sell foreign currencies with a notional amount of $112.7 million and $418.8 million, respectively, at March 31, 2003 (2002 - $84.1 million and $307.7 million, respectively). The unrealized net loss is $8.1 million at March 31, 2003 (2002 - $1.4 million net loss). The market risk related to foreign currency forward contracts is offset by changes in the valuation of the underlying items being hedged. The Company is exposed to foreign currency gains or losses to the extent that the timing or amount of the anticipated cash flow does not coincide with the maturity or amounts of the related foreign currency forward contracts.

17. CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk or counter-party risk principally consist of cash and equivalents, trade receivables, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts. The Company's credit risk or counter-party risk on foreign currency contracts, currency options and currency and interest rate swaps is the replacement cost at the then estimated fair value of the instruments. The Company places its cash and equivalents, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize credit risk of trade receivables.

18. CAPITAL STOCK AND SHARE PREMIUM

(a) Authorized Share Capital

The authorized common share capital of the Company is 24,000,000 shares with a par value of $1.40 per share.

As part of a reorganization in 1992, the shareholders of Bacardi Corporation were offered the option to exchange their common shares for Bacardi Corporation Series A preferred shares. These Series A preferred shares are non-voting and are convertible, at any time, at the option of the holder, to common shares of the Company on a one-for-one basis. Dividends on the preferred shares are cumulative at a rate equal to the per share rate of dividends and other distributions paid to the holders of the common stock of the Company. As at March 31, 2003 and March 31, 2002, the Company has reserved 94,998 common shares for issuance upon conversion of the Bacardi Corporation Series A preferred shares.

(b) Outstanding share capital

(Thousands of U.S. Dollars)	Capital Stock $	Share Premium $
Common shares:		
Balance as at March 31, 2003 and March 31, 2002		
– 23,506,653 common shares issued and outstanding	32,908	121,452
Preferred shares:		
Balance as at March 31, 2003 and March 31, 2002		
– Bacardi Corporation Series A shares, $0.01 par value, 125,000 shares authorized, 94,998 issued and outstanding	1	176
Total share capital	32,909	121,628

19. RETAINED EARNINGS

Retained earnings of certain subsidiary companies, if repatriated, may be subject to withholding taxes at various rates. Due to the various withholding tax rates in the countries involved and the options available to the Company to limit this tax exposure, the amount of such withholding taxes is not quantifiable. Accordingly, liability for withholding taxes will be accrued in the period that both repatriation is considered likely and the tax exposure can be estimated.

The Company's Bye-Laws require the Company to pay aggregate annual cash dividends on its common stock (including for this purpose the Bacardi Corporation preferred shares described in Note 18) equal to a percentage of the Company's total consolidated net earnings for the preceding fiscal year adjusted for certain items as stated in the Bye-Laws. The BMRH Founders' common shares provide for a per-share annual dividend rate equal to that paid on the Company's common shares.

20. INCOME TAXES

Major components of the provision for income taxes are as follows:

(Thousands of U.S. Dollars)	2003 $	2002 $
Current tax	68,893	159,106
Future income tax	(11,315)	(5,228)
	57,578	153,878

Current tax in fiscal 2002 includes amounts related to the Mexico excise tax refund (see Supplemental Schedule). Included in Taxes Payable and Other Liabilities are future income tax assets of $18.8 million at March 31, 2003 (2002 - $8.1 million).

21. GUARANTEES AND ENDORSEMENTS

Certain subsidiaries of the Company have provided guarantees and endorsements to third parties in the aggregate amount of approximately $185.4 million at March 31, 2003.

In addition, certain subsidiaries of the Company have entered into purchase commitment agreements with third parties in the aggregate amount of approximately $33.1 million at March 31, 2003.

22. SUBSEQUENT EVENT

On May 6, 2003, an amendment to the Bye-Laws of the Company was approved authorizing the creation, but not the issuance, of two classes of common shares of the Company. The issuance of the newly authorized shares requires a second affirmative vote of two-thirds of all outstanding shares and a subsequent determination by two-thirds of the Company's Board of Directors then in office.

Supplemental Schedule of Consolidated Statement of Earnings

For the Year Ended March 31, 2003

(Expressed in Thousands of U.S. Dollars)

	2002 As Originally Reported $	BMRH Founders' Common Shares Liability Revaluation $	2002 Recast (a) $	Special Items (b) $	Amortization of Intangibles (c) $	2002 Adjusted $	2003 As Reported $
SALES	2,861,097		2,861,097	109,108		2,751,989	3,083,112
COST OF SALES	962,545		962,545			962,545	1,197,746
GROSS PROFIT	1,898,552		1,898,552	109,108		1,789,444	1,885,366
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,164,282		1,164,282	31,012		1,133,270	1,295,227
EARNINGS FROM OPERATIONS	734,270		734,270	78,096		656,174	590,139
OTHER INCOME (EXPENSES)							
Interest income	132,368		132,368	127,869		4,499	4,098
Interest expense	(128,800)		(128,800)			(128,800)	(118,521)
Amortization of intangibles	(96,455)		(96,455)		96,455		
Miscellaneous (expense) income - net	(43,330)		(43,330)	(39,592)		(3,738)	(28,211)
BMRH Founders' common shares liabilty revaluation		(62,002)	(62,002)			(62,002)	15,564
	(136,217)	(62,002)	(198,219)	88,277	96,455	(190,041)	(127,070)
EARNINGS BEFORE INCOME TAXES	598,053	(62,002)	536,051	166,373	96,455	466,133	463,069
PROVISION FOR INCOME TAXES	153,878		153,878	82,004		71,874	57,578
NET EARNINGS	444,175	(62,002)	382,173	84,369	96,455	394,259	405,491

(a) Amounts have been recast to reflect the adoption of the Canadian Institute of Chartered Accountants ("CICA") standard on Financial Instruments. See Note 1 of the notes to the consolidated financial statements.

(b) Special items include the Mexico excise tax refund and the write-down of the investment in Argentina. See Note 4 of the notes to the consolidated financial statements.

(c) During fiscal 2003, the Company adopted the CICA standard on Goodwill and Intangible Assets. In accordance with the standard, there was no amortization expense recorded for intangible assets with indefinite lives in fiscal 2003. The above amount represents the amortization expense for intangible assets which would have been excluded from fiscal 2002 earnings had the pronouncement been applied retroactively. See Note 1 of the notes to the consolidated financial statements.

Quality

Bacardi is family spirit...




MARCA DE FABRICA




Quality is excellence. For more than 141 years, the Company has made the quest for quality its number one objective. As evidenced by its products and its architecture, the Company always strives for excellence. The recently opened Casa BACARDI Visitor Center in Puerto Rico is the new "spiritual" home for the Bacardi Company, Family, and Brand. The following pages provide a glimpse of the drive for excellence, showcasing our past, present, and future.

Casa BACARDI® VISITOR CENTER



Cataño, Puerto Rico

Destined to become a major tourist attraction, the spectacular new Casa BACARDI Visitor Center offers guests a sensational tour, incorporating the sights, sounds, and flavors of the BACARDI Brand's rich and fascinating history. Seven dynamic display rooms within a 17,000 square foot area transport visitors through the history and culture of the world's largest selling premium distilled spirits brand – BACARDI rum.

The entrance to Casa BACARDI is the Bat Canopy, specifically designed in celebration of two of the Company's most famous architects, the renowned Ludwig Mies van der Rohe and Félix Candela. The BACARDI Bat logo originated in 1862 when Don Facundo Bacardí Massó purchased the Company's first distillery and found fruit bats inhabiting the rafters, much to his wife's surprise. Therein was the answer to Don Facundo's search for a memorable logo - the Bat became the trademark for his rum.

After an introduction to the Bat Device, visitors may pick up an audio guide and step through wrought iron gates reminiscent of those found at Emilio Bacardi's house - The Villa Elvira. Stepping back through time, guests enter the Casa BACARDI mid-nineteenth century Spanish Caribbean colonial courtyard, complete with a BACARDI Bat fountain. Three tiled murals lining the courtyard walls portray the major historical steps that enabled Don Facundo to create the world's great, smooth, light-bodied rums – the "Discovery of America by Christopher Columbus", the "Birth of the Sugar Industry in the Caribbean" and "Piracy in the Caribbean".

In the Home of the Bat Theater, visitors experience an engaging 10-minute multi-media film of the history of the Bacardi Company, Family, and Brand. Overhead, a fiber optic starlit sky depicts the night sky exactly the way it looked on



Home of the Bat Theater

the night of February 4th 1862 when Don Facundo founded the Company. Surrounded by a 60 linear-foot mural painting of Santiago de Cuba bay, guests are enveloped with ambient sounds of waves sweeping the shore, adding dramatic impact to the overall experience.

After watching the film, visitors are led



Alembic and First Distillery

to the First Distillery Room - a reproduction of the place where it all began. Don Facundo's first still, or alembic, the pot still that operated from 1862 through to 1911 with a capacity to distill 30 barrels per batch, was painstakingly re-created by coppersmiths in Scotland. Wooden vats dating from the Company's operations in the 1950s are connected to the still. Next to the still is a small desk dedicated to the work of Don Facundo's son, his namesake Facundo. The desk is equipped with the tools of the craft, an 1850s Sykes Hydrometer and a



Santiago de Cuba Headquarters

period German microscope, amid demijohn bottles and filled BACARDI rum barrels.

Walking through the façade of the first distillery, complete with Coconut palm, visitors enter the Company's first headquarters in Santiago de Cuba where they can explore areas dedicated to Emilio Bacardí, Facundo Bacardí, Enrique Schueg and José Bacardí. These leaders from the second generation of the family were responsible for setting growth benchmarks for the Company, and adding unparalleled value to the trademark. Antique and replica furnishings showcase



The BACARDI Bat Fountain







Edificio Bacardí de la Habana Executive Bar

documentation dating back to 1859 and awards given to BACARDI rum at world expositions. Documentation on loan from the Bacardi Family Heritage Foundation and other private collections from renowned figures such as General Leonard Wood, revolutionary leader Major General Máximo Gomez, and Cuba's first President Tómas Estrada Palma, enthrall visitors in the exploration of remnants from the lives of these extraordinary individuals.

Moving into the next room, guests



La Galarza's First Still

step inside a virtual Blending Tank, with liquid light effect, to experience the Eight Legacies of Don Facundo. The Eight Legacies, or "...the art of rum making", are featured in short films covering the original recipe, raw material, fermentation, distillation, filtration, aging, blending, and seven generations of the "Masters of Rums", viewed on state-of-the-art plasma screens. The screens surround the original 1950s still that was first used to manufacture BACARDI rum at the Company's facility in La Galarza distillery in Mexico.

After learning about "... the art of rum making", visitors are ready to enjoy the series of nosing booths built into oversized rum barrels. Visitors can smell



BACARDI Nosing Booths

a variety of scents involved in the craft: molasses, rum from the barrel, the young aged rums, and up to eight different expressions of BACARDI. Visitors can also understand the tradition of quality and craftsmanship that sets BACARDI rum apart from all other rums.

Visitors then enter the Company's 1930s art deco bar, re-created to celebrate the Golden Cocktail Age. A bartender delights visitors with stories of the original bar, which was visited by many celebrities, and with stories about prohibition - a time when Americans flocked to Cuba for a drink and when Pan American travel agents advertised "Fly to Cuba and bathe in BACARDI rum". The bartender explains the origins of famous BACARDI cocktails such as the original Cuba Libre, Rum & COKE®, the Mojito and Daiquirí. Visitors will also find out why, by law, "...when you ask for BACARDI by name it is BACARDI rum you must be served." The reconstructed bar boasts more than 500 square feet of wood paneling, recreated BACARDI Bat deco sconces, 100 vintage bottles, a bronze sculpture by a Bacardí family artist, life-size bronze busts of the Bacardi founders, a tri-colored replica art deco terrazzo floor, and replica black lacquered tables and red leather armchairs.

Through another set of wrought iron gates, The BACARDI Spirit room contains two theme-lines designed to convey visitors to modern-day. One theme-line depicts the advertising history of the brand from the 1890s through to today. The second theme-line traces the origins of the five separate Bacardi companies that came together in 1992 to form Bacardi Limited – the world's largest privately held spirits company. On display are a number of bottles with historic attachment, such as a bottle from the two millionth case produced in 1968, the first BACARDI bottle produced in Brazil in 1960, and a bottle from the seven millionth case produced by the US company in Fiscal Year 1984. The theme-lines also feature memorable promotional material such as a 1970s BACARDI & COKE® pitcher, and corporate as well as commercial advertisements and films.

Past the theme-lines, a five-screen display features the modern commercials of the BACARDI brand. Visitors may send electronic video postcards to friends and family in a setting with an impressive tower of more than 375 bottles of BACARDI rum as a backdrop. As our visitors to Casa BACARDI conclude their journey, they will view the modern portfolio of BACARDI products. A short trolley ride around the facility brings visitors to the Hospitality Pavilion where a cocktail may be enjoyed, along with a visit to the Casa BACARDI retail store.

Directors and Alternates

Director	Alternate
Victor R. Arellano, Jr.	*Maria A. Bustamante*
Facundo L. Bacardi	*Francisco Carrera-Justiz, Jr.*
J. Alberto Bacardi	*Toten A. Comas Bacardi*
Joaquin E. Bacardi, Sr.	*Jorge E. Bacardi*
Jaime Bergel	*Juan Alvarez-Cuervo†*
Francisco Carrera-Justiz	*Ignacio de la Rocha*
Manuel J. Cutillas	*Amaro Argamasilla Bacardi*
Adolfo L. Danguillecourt	*No Alternate*
Sergio Danguillecourt	*Bruce D. Younes*
Mario L. del Valle, Sr.	*Toten D. Bacardi*
Michelle Dorion	*Theodore C. Walker*
Guillermo Fernandez-Quincoces	*Virginia N. Robitaille*
Jay H. McDowell	*Guillermo Quirch*
Robert A. O'Brien	*Francisco Carrera-Justiz, Jr.*
Eduardo M. Sardiña	*Paul M. de Hechavarria*
Ruben Rodriguez*	*No Alternate*

* *Chairman of the Board of Directors*

COMMITTEES – BOARD OF DIRECTORS

Audit Committee

The Audit Committee recommends engagement of the Company's independent auditors and is primarily responsible for approving the services performed by the Company's independent and internal auditors and for reviewing and evaluating the Company's accounting policies and its internal control structure.

Joaquin E. Bacardi, Sr.
Toten D. Bacardi
Sergio Danguillecourt
Ignacio de la Rocha
Guillermo Fernandez-Quincoces
Jay H. McDowell **
Guillermo Quirch

Nominating & Governance Committee

The Nominating & Governance Committee assists the Board of Directors in identifying, recruiting, and providing candidates who would become nominees for the future election to the Board of Directors by the Shareholders. The Committee is also responsible for assessing the performance of the Board of Directors and its individual members and Alternates.

Victor R. Arellano, Jr.
Facundo L. Bacardi
Toten A. Comas Bacardi
Adolfo L. Danguillecourt**
Michelle Dorion
Ruben Rodriguez (ex officio)

Compensation Committee

The Compensation Committee's primary responsibility is to establish the Company's compensation policy for the Chief Executive Officer. The Committee reviews and recommends salary compensation and incentive programs for the Chief Executive Officer and the Executive Committee.

Toten D. Bacardi
Adolfo L. Danguillecourt
Michelle Dorion
Guillermo Fernandez-Quincoces**
Jay H. McDowell
Guillermo Quirch

** *Committee Chairperson*



Company Chairmen since 1862

Don Facundo Bacardí Massó
1862 - 1877

Emilio Bacardí Moreau
1877 - 1879 / 1883 - 1885 / 1887 - 1896 / 1898 - 1922
1901: "The unity of all will bring about our best future..."

Facundo Bacardí Moreau (Interim)
1879 - 1883 / 1885 - 1887 / 1896 - 1898
1915: "If that Coconut palm could speak, how many stories could it tell..."

Enrique Schueg Chassin
1922 - 1950
1927: "We must leave to time what is the work of time..."

1890s
"BACARDI."
SPECIAL RHUM
Better than any Cog
BACARDI & Co.
SUPLEMENTO
LA SECCIÓN DE ANUNCIOS DE "EL ECO DE SITGES"
EL BACARDI
BACARDI & Co
COLMADO
FELIUS Y MESTRE
1910s
"BACARDI"
1930s
1940s
In All Rum Drinks
WE USE
BACARDI
EXCLUSIVELY
World's Largest Selling Rum
1950s
1880s
RON BACARDI
Bacardi y Compañia
1900s
Bacardí
Special Rum better
than any cognac.
BACARDI & Co.
MARINA, BAJA, 32. SANTIAGO DE CUBA
1920s
"CUBA IS GREAT" there is a reason
BACARDI
BACARDI of course
MAKE MINE WITH BACARDI
BACARDI CUBA LIBRE
1930s
1940s
AÑEJADA DEL MUNDO
BACARDI LA BEBIDA MEJOR
PLAY BALL
1950s
CERVEZA
HATUEY
BEER

1862
- Cuba Investment 3,500.00 pesos

1874
- Cuba Investment 6,500.00 pesos

1880
- Cuba Net Income: 2,483.89 pesos
- Cuba Revenues: 52,695.78 pesos

1891
- Cuba Net Income: 64,839.45 pesos
- Cuba Revenues: 168,091.34 pesos

1899
- Cuba Net Income: 32,897.25 pesos
- Cuba Revenues: 73,548.18 pesos

1902
- Cuba Net Income: 69,697.27 pesos
- Cuba Revenues: 119,422.05 pesos

1911
- Cuba Net Income: 110,629.28 pesos
- Cuba Revenues: 237,761.21 pesos

1918
- Cuba Net Income: 416,900.00 pesos
- Cuba Revenues: 3,705,024.81 pesos

1926
- Cuba Revenues: 50,000,000 (estimated) pesos

1929
- Mexico Sales: 50,000 pesos

1930
- Cuba Cost: Edificio de la Habana opens at a cost of 1,400,000 USD

1862 BACARDI®

1927 HATUEY

1862 | 1870 | 1880 | 1890 | 1900 | 1910 | 1920 | 1930

QUALITY

CREATIVITY

The line graph, spanning 141 years, represents sales by the Company in 9-litre cases. Due to the Company's exodus from Cuba and the lack of paperwork from this time, much of the graph before 1960 has been reconstructed from the Company's archives.

Commitment

Bacardi is...



BACARDI





Commitment binds us to Bacardi Limited. The following pages provide a glance of our Company's growth over 141 years, shaped by the commitment of our consumers, executives, and shareholders – an enduring legacy of commitment. From historical data to our advertising and corporate images, these pages summarize the unique identity of Bacardi Limited today.





José Bosch

1950 - 1976

1960: "But only in Cuba. We are not [illegible]. We are still alive."



Edwin H. Nielsen

1976 - 1989

1983: "Growth was consistent but very rapid. We became the number one premium spirit and surpassed the 7 million case mark in 1978."



Manuel Jorge Cutillas

1989 - 2000

1993: "The success of the Company in implementing these recent changes is due to the hard work of all of our employees."



Ruben Rodriguez

2000 - PRESENT

2003: "Bacardi Limited is a unique company, and will continue to be strengthened by the tradition of commitment."


Bacardi and what
Bacardi party!
Bacardi mini-party!
Bacardi rum-the mixable one
1960s


1960s


1970s


A Bacardi party to go.
Which Bacardi for what?
1970s


1980s
Come to Bacardi


1980s


1990s


JUST ADD BACARDI
1990s


MARTINI

1993 MARTINI

CAZADORES
REPOSADO

2002 CAZADORES


BOMBAY
SAPPHIRE
Dewar's
White Label

1998 DEWAR'S & BOMBAY SAPPHIRE

- **1933** • Mexico Sales: 178,225 pesos
- **1944** • Puerto Rico Sales: 13,100,000 USD
- **1948** • Mexico Sales: 8,800,000 pesos
- **1954** • Cuba Net Income: 2,391,372.41 pesos
- **1955** • HATUEY Sales: 6,965,187 cases
- **1960** • Cuba loss: 76,000,000 USD worth of assets due to illegal confiscation
- **1965** • Bahamas: Facility completed with the capacity to produce 1,000,000 cases per year
- **1978** • USA: BACARDI rum becomes the number one selling premium distilled spirit brand in the United States with sales of 7,392,000 9-litre cases
- **1979** • BACARDI rum becomes the number one selling premium distilled spirit brand in the world with sales of 15,928,000 9-litre cases
- **1987** • Global sales for BACARDI rum surpass the 20 million 9-litre cases
- **1992** • Sales: 1,919,000,000 USD
- **Fiscal 1999** • Sales: 2,523,000,000 USD
- **2003** • Sales: 3,083,000,000 USD
- • Sales of Total Group Products: 80.7 million 9-litre cases

1940 | 1950 | 1960 | 1970 | 1980 | 1990 | 2000

GROWTH



Our Board of Directors was honored as Bacardi Limited was one of the companies selected by the President of Mexico, the Honorable Vicente Fox Quesada, for a private visit at the Presidential Residence in Mexico for a lunch and discussion on our Company's issues in Mexico as well as other industry problems in that country.

75.49°W 20.01°N

Set in the ceiling of the Company's headquarters in Bermuda, and in the new Casa BACARDI Visitor Center in Puerto Rico, is a fiber optic display of light that recreates the position of the constellations as they appeared in the skies over Santiago de Cuba on the night of February 4th 1862, the date Bacardi was founded by Don Facundo Bacardí Massó.

The original design, unveiled in Bermuda in 1972, consisted of "Plexiglas crystal Luna cubes" superimposed over the ceiling light field to look like stars amid a field of blue. Today, updated with fiber optics, this tribute to the forces that founded the Bacardi Company in 1862 serves as a reminder of the legacy of commitment to quality, creativity, and growth that strengthens this great Company.





BACARDI LIMITED